

Notice of 2025
Annual Meeting
and **Proxy Statement**

Experience in Motion



Invitation to 2025 Annual Meeting of Shareholders



FLOWSERVE

Dear Fellow Shareholder:

I invite you to join Flowserve's Annual Meeting of Shareholders on May 16, 2025. More information about our meeting topics and agenda can be found in this Notice and Proxy Statement.

Extraordinary Growth

2024 was a banner year for Flowserve. We made significant strides toward our 2027 financial targets from the strong results we delivered quarter after quarter. We achieved meaningful growth in bookings, operating margins, EPS and cash flow, all while improving the customer experience. I'm incredibly pleased with the progress that we have made – and the returns we were able to generate for you, our shareholders.

Our 3D Growth Strategy for diversification, decarbonization and digitization continues to prove that it is the right strategic approach for today's environment. We successfully grew the business year over year across all three focus areas, representing 30% of our total bookings for the year. And we expect that to continue in 2025 as we work to capitalize on the macro trends that are driving worldwide initiatives such as energy transition.

2024 Highlights include:

Grew revenues (up 5.5%), operating margin (up 240 bps) and adjusted operating margin[1] (up 230 bps) and lowered primary working capital as a percentage of sales (improved 80 bps).	Continued to exceed $1 billion in bookings each quarter, ending the year with the 12th consecutive quarter above this target.
Raised financial guidance twice throughout 2024 based on our strong execution and momentum.	Completed our acquisition of MOGAS Industries, significantly strengthening our severe service valve portfolio.









(1) Non-GAAP financial measure; see Annex I to this Proxy Statement for a reconciliation of such measure to the most directly comparable GAAP financial measure. Adjusted operating margin is calculated by dividing adjusted operating income by sales. Adjusted operating income is derived by excluding the adjusted items.

Our Business Strategy

CULTURE
PEOPLE EXCELLENCE
OPERATIONAL EXCELLENCE
PORTFOLIO EXCELLENCE
COMMERCIAL EXCELLENCE
INNOVATION EXCELLENCE
STRATEGY
EXECUTION
PROFITABLE GROWTH
MARGIN EXPANSION
CUSTOMER EXPERIENCE
CYCLE RESILIENCY
FLOWSERVE BUSINESS SYSTEM

We created and launched our new Flowserve Business System in 2024 to define how we work together across five critical functional disciplines to deliver excellence in every area of the Company. It also helps us ensure that our processes drive the desired outcomes and priorities in the inner ring: profitable growth; margin expansion; cycle resiliency; and the customer experience.



People Excellence is centered on employee engagement, talent attraction and retention, and cultivating a winning culture that inspires outstanding work. Our **Operational Excellence** program is improving delivery times and productivity within our operations. **Portfolio Excellence** is in its early stages, but the 80/20 approach we're taking for product management and portfolio optimization has already started showing promising results as we eliminate the inherent complexity within our portfolio. **Commercial Excellence** will roll out in the second half of 2025 and focus on pricing discipline, account management and funnel management. And finally, **Innovation Excellence** will play a critical role in differentiating ourselves from our competitors through new product technologies and solutions.

The business system is intentionally wrapped with **culture, strategy and execution** because a winning company has to be great at each one. In 2024, we had all three working together in harmony and it showed in our outstanding results.

Shareholder Feedback

We appreciate hearing from you and welcome your feedback. Maintaining your trust is a top priority, and we continuously review our public disclosures to help ensure we provide the information that matters to you most. Before our annual meeting, please sign and return your proxy card so your shares are voted in accordance with your selections. If you would like to cast your vote online or via phone, follow the instructions on page 83.

On behalf of our Board of Directors and executive leadership team, thank you for your continued support.



R. Scott Rowe
President, Chief Executive Officer and Director

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Notice of 2025 Annual Meeting of Shareholders





FLOWSERVE

When:
Friday, May 16, 2025
at 11:30 a.m. CDT



Where:
Online at
https://www.virtualshareholdermeeting.com/FLS2025

We are pleased to invite you to join our Board of Directors and senior leadership at Flowserve Corporation's ("Flowserve" or the "Company") 2025 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held online only and will begin at 11:30 a.m. CDT on May 16, 2025. We will hold the Annual Meeting solely by means of remote communications with no in-person location. You can attend the Annual Meeting and vote online at https://www.virtualshareholdermeeting.com/FLS2025.

2025 Proposals		Board Vote Recommendation		Page Reference (for more detail)
1	Elect the 10 directors named in the proxy statement	For	✔	Page 18
2	Approve, on an advisory basis, the Company's executive compensation	For	✔	Page 71
3	Ratify the appointment of PricewaterhouseCoopers as our independent auditor for 2025	For	✔	Page 76
4	Shareholder Proposal requesting the elimination of the one-year holding period requirement to call a special shareholder meeting	Against	✘	Page 79

Shareholders will also transact any other business that is properly brought before the Annual Meeting.

Record Date: Shareholders of record of the Company's common stock, par value $1.25 per share, at the close of business on March 18, 2025 are entitled to notice of and to vote at the Annual Meeting.

Attending the Meeting Virtually: To participate in the Annual Meeting, including to vote or to ask questions during the meeting, you must access the meeting website at https://www.virtualshareholdermeeting.com/FLS2025, and log in using the 16-digit control number provided on your proxy card, voting instruction form, or Notice of Internet Availability of Proxy Materials. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the https://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in or vote at the Annual Meeting.

For additional related information, please refer to the disclosure beginning on Page 83 in the enclosed proxy statement. The proxy statement and 2024 annual report to shareholders and any other proxy materials are available at https://www.proxyvote.com. The proxy statement and form of proxy are being first made available to shareholders on April 2, 2025.

Your vote is very important. Whether or not you plan to attend the Annual Meeting online, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described to the right on this page. Brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions, except the ratification of the appointment of the independent auditor (Proposal 3). Voting your shares will help to ensure that your interests are represented at the meeting. Returning a proxy card or otherwise submitting your proxy does not deprive you of your right to attend the Annual Meeting and vote online at https://www.virtualshareholdermeeting.com/FLS2025.

By order of the Board of Directors,



Susan C. Hudson
Senior Vice President, Chief Legal Officer and Corporate Secretary







YOU CAN VOTE BEFORE THE MEETING BY THE FOLLOWING METHODS:

INTERNET
www.proxyvote.com
before May 16, 2025*

BY TELEPHONE
(1-800-690-6903)
before May 16, 2025*

BY MAIL
Complete, sign and return your proxy or voting instruction card so that it is received before May 16, 2025*

*Dates presented are for shareholders that hold shares in their own name as a holder of record. If you are a participant in the Flowserve Corporation Retirement Savings Plan, your votes must be cast before May 14, 2025.

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to confirm which voting methods are available to you.

PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting. Page references are supplied to help you find additional information in the proxy statement.

Board Nominees (Page 18)



R. SCOTT ROWE
President & CEO, Flowserve
Age: 54
Director since 2017
Committees: None

Other Public
Company Boards: 1



SUJEET CHAND
Independent
Age: 67
Director since 2019
Committees:
● ●

Other Public
Company Boards: 2



RUBY R. CHANDY
Independent
Age: 63
Director since 2017
Committees:
● ●

Other Public
Company Boards: 2



GAYLA J. DELLY
Independent
Age: 65
Director since 2008
Committees:
★ ●

Other Public
Company Boards: 2



JOHN L. GARRISON
Independent
Age: 64
Director since 2018
Committees:
★ ● 🛡

Other Public
Company Boards: 1



CHERYL H. JOHNSON
Independent
Age: 64
Director since 2023
Committees:
●

Other Public
Company Boards: None



MICHAEL C. MCMURRAY
Independent
Age: 60
Director since 2018
Committees:
★ ●

Other Public
Company Boards: None



THOMAS B. OKRAY
Independent
Age: 62
Director since 2023
Committees:
★ ●

Other Public
Company Boards: 1



ROSS B. SHUSTER
Independent
Age: 59
Director since N/A
Committees:
● ● [1]

Other Public
Company Boards: None



KENNETH I. SIEGEL
Independent
Age: 68
Director since 2022
Committees:
● ●

Other Public
Company Boards: 2

(1) Subject to, and effective upon, his election at the Annual Meeting.

★ Chair
● Technology, Risk and Finance Committee
● Corporate Governance and Nominating Committee
● Audit Committee
● Organization and Compensation Committee
🛡 Veteran Status

DIRECTOR HIGHLIGHTS

10
NOMINEES

DIRECTOR AGE



3 < 61 YEARS

7 61-68 YEARS

62.6 YEARS AVERAGE AGE

5.7 YEARS AVERAGE TENURE

DIRECTOR TENURE

  

4 0-5 YEARS

5 5-10 YEARS

1 > 10 YEARS

DIVERSITY



6 Non-Diverse

40%

30% Gender Diverse

30% Racially Diverse

4 Directors Diverse

DIRECTOR EXPERIENCE



Manufacturing / Operations	8
Industry / Product Knowledge	4
Multinational Operations	10
Finance / Accounting	6
Product Innovation / R&D	5
Energy / Alternative Energy Markets	8
Supply Chain	6
HR / Talent Development	8
Mergers & Acquisitions	8
Corporate Strategy / Governance	10

Executive Officers (Page 34)

	Name and Position	Age	Since	Previous Position
	R. Scott Rowe President, Chief Executive Officer ("CEO"), and Director	54	April 2017	President — Cameron Group, Schlumberger Ltd.
	Brian Boukalik Senior Vice President, Chief Human Resources Officer ("CHRO")	49	May 2024	Executive Vice President and Chief Human Resources Officer, Tenneco
	Lamar L. Duhon President, Flowserve Pumps Division	54	February 2023	Flowserve President, Aftermarket Services & Solutions
	Susan C. Hudson Senior Vice President, Chief Legal Officer ("CLO") and Corporate Secretary	48	May 2022	Flowserve Vice President and Chief Compliance Officer
	Amy B. Schwetz Senior Vice President, Chief Financial Officer ("CFO")	50	February 2020	EVP and Chief Financial Officer, Peabody
	Scott K. Vopni Vice President, Chief Accounting Officer ("CAO")	56	June 2020	SVP — Finance, Chief Accounting Officer, Dean Foods Co.
	Kirk R. Wilson President, Flow Control Division	58	July 2019	Flowserve President, Aftermarket Services & Solutions

Executive Compensation Highlights (Page 36)

Compensation Philosophy and Principles

	ATTRACT & RETAIN	Attract and retain high-quality leaders with a passion for driving high performance as well as our Purpose, Values and Behaviors
	REINFORCE OUR STRATEGY	Align our incentive programs with our vision and business strategy
	PROVIDE COMPETITIVE AND MARKET-BASED COMPENSATION	Maintain a market-based compensation program that provides a competitive total target compensation opportunity approximating the market median
	ALIGN PAY WITH PERFORMANCE	Provide incentive programs that reward short- and long-term performance leading to shareholder value without undue risk taking
	ALIGN PAY WITH SHAREHOLDERS	Ensure a majority of total compensation is tied to performance and/or stock price and thus, is aligned with shareholder interests

Pay for Performance Alignment

Our annual incentive program paid out above target in 2024, following an above-target payout in 2023 and a below-target payout in 2022. The 2024 payout aligned with our robust shareholder return for the year and was driven by strong performance in both operating income and adjusted primary working capital with slightly below-target total customer bookings.

PAYOUT FOR 2024 ANNUAL INCENTIVE PLAN AWARD



(1) *For more information on these performance metrics and how they are calculated, see "2024 Executive Compensation Decisions – Annual Incentive Plan" beginning on page 44.*

PSUs have paid out below target for the past three performance cycles.

PAYOUTS FOR 2022 PERFORMANCE STOCK UNIT AWARD



2022 - 2024 PSUs Grant Payout

Consolidated Flowserve Performance Metrics	Weighting	Threshold 50% Payout	Target 100% Payout	Maximum 200% Payout	Attainment	Payout
ROIC(1) 2022		7.3% / 10.5%	11.5%	12.5%	63.0%	0%
2023	50%	7.5%	9.0%	12.6% / 10.5%	140.0%	200%
2024		11.0%	12.6%	15.2% / 13.9%	120.0%	200%
				3-Year Average ROIC Payout %		**133.3%**

		Threshold 50% Payout	Low Target 100% Payout	High Target 100% Payout	Maximum 200% Payout		
3Y Free Cash Flow as a % of Adjusted Net Income(1)	50%	0%	85%	90%	95%	0%	0%
Total Payout % (Sum of Weighted Payouts to Each Metric) Payout includes +15% adjustment based on Flowserve's 3-year relative Total Shareholder Return (rTSR) ranked at the 81st percentile of the peer group							**76.7%**

(1) For more information on these performance metrics and how they are calculated, see "2024 Executive Compensation Decisions - Annual Incentive Plan" beginning on page 44.

2024 Executive Total Compensation Mix

The majority of the total target compensation provided to our Named Executive Officers is 'at risk' and aligned with our compensation philosophy and principals to drive shareholder value creation.



CEO Target Compensation Mix

At Risk*
- 13% Base Salary
- 16% Annual Incentives
- 39% PSUs
- 32% RSUs

87% AT RISK VARIABLE*

Other NEO Average Target Compensation Mix

At Risk*
- 27% Base Salary
- 20% Annual Incentives
- 26% PSUs
- 26% RSUs

73% AT RISK VARIABLE*

*   At risk variable compensation is comprised of the target value of annual cash incentive and stock-based awards, as their value is tied to our performance results against our financial and operational targets, our stock price, or both.

Table of Contents

Cautionary Note Regarding Forward-Looking Statements

This proxy statement contains forward-looking statements about future events and circumstances. Generally speaking, any statement not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking or conditional words such as "could," "should," "can," "continue," "estimate," "intent," "forecast," "intend," "look," "may," "will," "expect," "believe," "anticipate," "plan," "remain," "project," "predict," "seek," "confident" and "commit" or similar expressions. In particular, statements regarding our financial position, plans, strategies, objectives, prospects and expectations regarding our business, future operations, industry and market conditions are forward-looking statements. They reflect our current expectations, are subject to materials risks, uncertainties and other factors, many of which are outside of our control, and are not guarantees of performance and we can give no assurance that they will prove to be correct or that any plan, initiative, projection, goal, commitment, or expectation can or will be achieved, and speak only as of the date of this proxy statement. You should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks and uncertainties, including those that are described in our 2024 Annual Report on Form 10-K and elsewhere in our filings with the Securities and Exchange Commission, any of which could cause actual plans or results to differ materially from those included in any forward-looking statements. If any of these considerations or risks materialize or intensify, our expectations (or underlying assumptions) may change and our performance may be adversely affected. Except as required by law, we undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statement or disclose any facts, events or circumstances that after the date hereof that may affect the accuracy of any forward-looking statement, whether as a result of new information, future events, changes in our expectations or otherwise.

Website References

Throughout this proxy statement, we identify certain materials that are available in full on our website and refer the reader to additional information available on our website. The information contained on, or available through our internet website, is not and shall not be deemed to be incorporated by reference in this proxy statement.

THIS IS FLOWSERVE

Our Purpose, Values and Behaviors

We are committed to fulfilling our purpose to create extraordinary flow control solutions to make the world better for everyone. Our customers rely on us to do that through the product lines, engineering, project management and service expertise that has defined Flowserve's rich history for more than 230 years. And everything we do in pursuit of our purpose is underpinned by our six foundational values and seven key behaviors that guide our operations every day.

Our Purpose

Together, we create extraordinary flow control solutions to make the world better for everyone

Our Values

Our guiding principles for how we achieve our purpose

Our Behaviors

The actions we take to live by our values



WORK TOGETHER WITH AN ENTERPRISE MINDSET
DELIVER BEYOND OUR CUSTOMER EXPECTATIONS
TAKE ACTION AND LEARN FROM MISTAKES
TRUST AND RESPECT EACH OTHER
THINK SAFE, WORK SAFE, BE SAFE
EMBRACE AND DRIVE CHANGE
ACT WITH INTEGRITY, ALWAYS
PEOPLE
SAFETY
INTEGRITY
INNOVATION
OWNERSHIP
EXCELLENCE
TOGETHER, WE CREATE EXTRAORDINARY FLOW CONTROL SOLUTIONS TO MAKE THE WORLD BETTER FOR EVERYONE.

THIS IS FLOWSERVE

Our 3D Growth Strategy

Our strategy to diversify our end markets, support energy transition initiatives and improve the customer experience is called our 3D Growth Strategy – Diversify, Decarbonize and Digitize – and it directly aligns with our purpose.



Diversify

Flowserve is connected to the oil and gas industry in each of our divisions, and we remain committed to supporting our core markets. But we are also leveraging our more than 230 years of industry expertise to serve customers in diverse markets such as power, water, specialty chemical and other general industries. We are focused on creating a more balanced portfolio across our end markets, industries and regions, and we made notable progress on that front in 2024 with about 10% growth in our diversification bookings. In addition, with the acquisition of MOGAS Industries, we further expanded our severe service valve offerings, which enhance our presence in the mining, mineral extraction, power and process industries.

As an example of our commitment to market diversification, we are providing pumps to support a multinational pharmaceutical company's efforts to increase production for high-demand diabetes medications. In 2024, Flowserve was awarded a contract to provide SIHI Dry and ANSI vacuum pumps for the customer's groundbreaking U.S.-based facility, which will enhance the company's capacity to manufacture tirzepatide, the major ingredient used in popular diabetes and weight management medications. With their unique applications in chemical manufacturing, the pumps will be key to the customer's proprietary processes and will be utilized within different rigs across the construction of the site. We will not only help increase the supply of these important medications but also help ensure our customer meets its goal of having the facility fully operational by 2027, resulting in an estimated 900 jobs at the site.



Decarbonize

In addition to our ongoing efforts to reduce carbon emissions in our own operations, many of our current products and services are being used to advance our customers' carbon reduction efforts. With our innovative products, applications and capabilities, we're assisting customers in their liquefied natural gas, nuclear and Carbon Capture, Utilization and Storage (CCUS) projects, while also expanding into new clean energy opportunities such as blue hydrogen, sustainable fuels and recyclable plastics. Additionally, customers who invest in our Energy Advantage Program get a thorough, data-driven evaluation by our engineers and receive a customized approach to reduce both carbon emissions and operational costs.

In the past year, we grew our decarbonization bookings by more than 35%. A notable example involved providing our sealing products to support one of the largest carbon capture projects in the Middle East and North Africa region. Flowserve was awarded a contract to supply dry gas seals and dry gas seal systems for the Abu Dhabi National Oil Company ("ADNOC"). The seals will be integrated into newly installed high-pressure injection packages at ADNOC's Habshan gas plant, pioneering the first-ever continuous supercritical carbon dioxide (sCO_2) pump injection services for enhanced oil recovery in the market. The project will enable the capture and storage of 1.5 million tons of carbon dioxide (CO_2) annually, which is the equivalent to the emission of more than 326,000 vehicles. This project signifies Flowserve's growing leadership in the decarbonization market as demand for innovative carbon capture and storage solutions grows.



Digitize

The third pillar of our 3D Growth Strategy represents our focus on enhancing the customer experience through new e-commerce capabilities – and helping our customers digitize their operations with our RedRaven suite of IoT-enabled, remote equipment monitoring and predictive maintenance services. Since the launch of RedRaven in 2021, we continue to be encouraged with how it has helped us expand our services capabilities and form new relationships with our customers.

RedRaven predictive maintenance technology digitizes our customer experience with its ability to predict failures and avoid costly downtime in critical applications. In 2024, our RedRaven team secured a three-year contract with a major soft drink manufacturer in India to monitor 16 Dry Vacuum pumps across two manufacturing plants. With RedRaven's 24/7 monitoring and predictive analytics algorithms, we will create production certainty so operators can focus on value creation for our customer's global consumer base. With each application of our RedRaven technology, Flowserve is helping to digitize and optimize customers' performance.

THIS IS FLOWSERVE

Corporate Social Responsibility

Our ESG Programs & Initiatives

Our Purpose to make the world better for everyone informs our Environmental, Social and Governance ("ESG") vision as we strive to enable a clean energy future by advancing technologies that reduce climate impact, make our core operations more sustainable and strengthen our purpose-driven culture. Our ESG program is constructed around three key pillars: Climate, Culture and Core Responsibility.



Climate

Climate captures the Environmental pillar of our ESG approach and outlines our commitment to enabling a clean energy future for our operations and our customers.

We promote our customers' sustainability efforts through product development, stewardship and innovation that help deliver energy efficiency, reduced emissions and digitization of operations. In 2024, we booked more than $240 million in energy transition projects to drive renewable energy and help our customers reduce operations emissions, minimize lifecycle equipment costs, reduce maintenance requirements, and simplify equipment operation.

As part of our Climate pillar, Flowserve set a target to reduce Scope 1 and Scope 2 carbon intensity 40% by 2030, using 2015 as a baseline year. Our goal was to reduce combined direct (Scope 1) and indirect (Scope 2) operating emissions of 29.4 Tonne CO_2-equivalent ("CO_2e") per million USD dollars in annual sales revenue in 2015 to 17.4 Tonne CO_2e or lower by 2030. By 2023, we accomplished 100% of this goal, through energy efficiency improvements, renewable energy project development and other measures to offset our greenhouse gas emissions. As a result of these initiatives, among others, we were recognized by Newsweek as one of America's Greenest Companies, as well as one of America's Most Responsible Companies, where we jumped more than 200 spots from our ranking the prior year. For more information on our ESG programs and initiatives, please read our ESG Report at **https://www.flowserve.com** under the "ESG" caption, which is not incorporated by reference into this proxy statement. Statements regarding our ESG-related goals are not guarantees or promises that those goals will be met.



Culture

We believe the collective energy of our People set us apart. It drives our commitment to strengthening our values-driven culture and investing in our communities through talent recruitment and engagement, workplace health and safety and employee wellbeing.

Keeping our associates safe in our facilities and on customer sites is one of our Flowserve Values. Our Building Better Safety program looks beyond traditional risk management to drive Health, Safety & Environmental excellence and continuous improvement across Flowserve. In 2024, our approach to safety continued to produce industry leading total recordable incident rates. Additionally, quality at Flowserve translates to Safety for our customers and our communities. Flowserve maintains the utmost commitment to delivering quality products into the industries we serve.

Engaging our employees and communities around the globe is a critical focus of our Culture pillar. In 2024, we sent out our global Amplify Your Voice survey to gauge our associates' experience with Flowserve. Overall, we were able to attain an 88% participation rate. We also progressed our in-house early career leadership development program, IGNITE. IGNITE is designed to accelerate the development of early career engineering talent through annual geographical and functional rotations. Now in its sixth year, IGNITE continues to add high-potential talent to Flowserve. The IGNITEs come from different engineering backgrounds, excelled academically, and sought leadership opportunities during their undergraduate career. In 2024, IGNITE welcomed its largest cohort, representing 43% of our overall program participants, and offboarding 100% of the graduating cohort into new development roles at Flowserve.

We are a truly global company with associates spanning regions and countries worldwide – and because of that, we are committed to fostering an employee culture that drives inclusion, attracts associates of different backgrounds, knowledge, experience and viewpoints, and positively impacts our communities.

Core Responsibility

Core Responsibility represents Governance and how we conduct business ethically in accordance with laws and regulations around the world. It also addresses our obligations around cybersecurity and data privacy, integrity and compliance and transparent reporting.

Our governance practices align to our high standards of ethics, integrity and transparency in all our stakeholder relationships. With executive-level participation and Board oversight of our programs and initiatives, ESG issues have top-down support.



We launched our Human Rights Policy in 2022, and the protection of human rights remains a focus of our operations and those of our partners. In 2024, we trained 98% of our employees on our Human Rights Policy and our commitment to ensuring Flowserve and its partners are staying vigilant in the protection of human rights. And in an effort to increase transparency for our stakeholders regarding our sustainability program, we publish our ESG Report with the SASB Industrial Machinery and Goods Reporting Standard, the TCFD Reporting Format, and the GRI Reporting Index.

A primary element of Core Responsibility is how we strengthen our cybersecurity practices to protect our data and help promote operational resilience. Through annual security trainings and simulated attacks, we empower our associates to protect the enterprise and recognize real-life cyber risks. In October 2024, our Cybersecurity Awareness Month series taught our associates how to protect their data from cybercrime, spot deepfakes and identify risks when using a mobile device for work. Each week, we offered a comprehensive set of training and resources to help associates stay secure at work and beyond. We also have a number of services and solutions to monitor potential threats across our enterprise, Flowserve.com and our RedRaven predictive maintenance platform to maintain a secure environment for our associates, customers and partners.

Maintaining a high-integrity workplace is another critical element of Core Responsibility. Our Integrity and Compliance program focuses on five pillars: Culture, Speaking Up, Strategy, Accountability and Risk Management. These pillars continue to guide us in enhancing our compliance program, so we continue our commitment to uphold the highest ethical standards.

Our Global Community Impact Program



Supporting our Community

We make a difference every day by delivering technologies and services to our customers around the world for the toughest, most critical applications. But our impact is not only limited to our innovations. We have long been committed to bettering the communities in which we live and work through philanthropy and volunteerism. Flowserve Cares, our community outreach program, supports our non-profit organizations through monetary donations and by providing our people with time off to volunteer for causes they care about.

Through Flowserve Cares, associates are empowered to request company support for community programs that are making a meaningful impact. In 2024, we refreshed our Flowserve Cares program to provide clear guidance on how our associates can get involved and focused our mission to funnel our support into four main pillars: at-risk youth, STEM programs and education, disaster recovery and community-related opportunities.

In the past year, Flowserve Cares approved more than $700,000 in grants to drive positive change, including a $25,000 donation to support Hurricane Helene relief efforts, boxing meals for the underprivileged in honor of 9/11 Day, providing diapers and food for homeless and at-risk children, and undertaking environmental clean-up efforts in local communities.

Engagement with Shareholders

Flowserve routinely engages with our shareholders to better understand their views, carefully considering the feedback we receive and taking action when appropriate. We review the results of the annual advisory vote on executive compensation in making determinations about the structure of Flowserve's pay program, and whether any changes to the program should be considered.

In the fall of 2024, we proactively reached out to our top 25 shareholders, representing approximately 64% of our common shares outstanding to offer them the opportunity to discuss our corporate governance practices (including our ESG program) with members of management and to solicit feedback from our shareholders on these topics. The feedback we received was positive and has been and continues to be carefully considered by management and the Board as we further develop our ESG strategy and compensation practices.

Flowserve, including our CEO and CFO, participated in investor conferences, in-person meetings and virtual events in 2024. This combination of meeting venues furthered our active engagement with Flowserve shareholders. We value the views and perspectives that our shareholders and the financial community provide us during these interactions, and we formally communicate the information and feedback that we obtain to the Board and its Committees on a regular basis.

We anticipate in 2025 that we will continue to have both in-person and virtual opportunities to continue our shareholder outreach, which management finds extremely valuable.


CONTACT
Reaching out to shareholders and having year-round conversations
LISTEN
Obtaining feedback from shareholders, discussing and evaluating internally
RESPOND
Adopting and revising policies as appropriate

PROPOSAL ONE:
ELECTION OF DIRECTORS

The Company's Board currently consists of ten directors, each of whom will serve his or her entire term and until his or her respective successor has been elected at the Annual Meeting. David E. Roberts, however, will not be standing for re-election at the Annual Meeting. The Board extends its deepest gratitude to Mr. Roberts for his exceptional and dedicated service to the Company, including his leadership as Independent Chairman. During his more than 13 year tenure, Mr. Roberts has been instrumental in helping guide the Company through transformative initiatives and has contributed significantly to its success. The Board sincerely thanks Mr. Roberts for his contributions to the Board and the Company.

With the exception of Mr. Shuster, who the Board nominated in March 2025 to be elected as a member of the Board at the Annual Meeting, all of the nominees listed below were previously elected by shareholders at the 2024 Annual Meeting. Additionally, the Board has nominated ten directors to serve a one-year term until the 2026 annual meeting of shareholders or until their successors have been elected and qualified. Biographical information for each nominee is provided below under the heading "Board of Directors—Biographical Information—Nominees to Serve an Annual Term Expiring at the 2026 Annual Meeting of Shareholders."

Required Vote and Recommendation:

- Our By-Laws mandate that each director be elected under a majority voting standard in uncontested elections. A majority voting standard requires that each director receive more votes "for" his or her election than votes "against" to be elected.
- In an uncontested election, any incumbent nominee for director who does not receive an affirmative vote of a majority of the votes cast in favor of or against such nominee must promptly offer to resign. The resignation offer is reviewed by the Corporate Governance & Nominating Committee ("CG&N Committee"), who determines whether to accept or reject it, giving due consideration to the best interests of the Company and its shareholders. Plurality voting will apply to contested elections.

The table below summarizes the key qualifications and areas of expertise that led our Board to nominate these individuals.

	Rowe	Chand	Chandy	Delly	Garrison	Johnson	McMurray	Okray	Shuster	Siegel
Manufacturing / Operations	●	●	●	●	●	●		●	●	
Industry / Product Knowledge	●	●			●			●		
Multinational Operations	●	●	●	●	●	●	●	●	●	●
Financial / Accounting		●	●	●			●	●		●
Product Innovation / R&D		●	●		●			●	●	
Energy / Alternative Energy Markets	●	●	●		●		●	●	●	●
Supply Chain	●		●	●	●		●	●		
HR / Talent Development	●		●	●	●	●	●	●		●
Mergers & Acquisitions	●		●	●	●		●	●	●	●
Corporate Strategy / Governance	●	●	●	●	●	●	●	●	●	●

 Manufacturing/ Operations

 Industry/Product Knowledge

 Multinational Operations

 Financial/Accounting

 Product Innovation/R&D

 Energy/Alternative Energy Markets

 Supply Chain

 HR/Talent Development

 Mergers & Acquisitions

 Corporate Strategy/ Governance

 **The Board recommends that you vote "FOR" the election of all nominees to serve as directors.**

Board of Directors — Biographical Information

Nominees to Serve an Annual Term Expiring at the 2026 Annual Meeting of Shareholders

R. Scott Rowe



Director since:
Apr. 2017

Age: 54

Board Committees:
- N/A

Current Public Company Directorships:
- Quanta Services, Inc.

Past Public Company Directorships:
- None

Employment History
- **Flowserve Corporation** | President, Chief Executive Officer (2017 — Present)
- **Cameron Group of Schlumberger Ltd.,** *an oilfield services co.* | President (2016 — 2017)
- **Cameron International Corporation,** *an oilfield services co.* | President, Chief Executive Officer (2015 — 2016)
- **Cameron International Corporation** | President, Chief Operating Officer (2014 — 2015)
- **OneSubsea,** a joint venture established by Cameron and Schlumberger | Chief Executive Officer (2014)
- **Subsea Systems,** *a division of Cameron* | President (2012 — 2014)
- **Cameron International Corporation** | President of the Engineered and Process Valves division (2010 — 2012)
- **United States Army** | Captain (O3) (1993 — 1998)

Other Current Public Company Directorships
- **Quanta Services Inc.,** *a leading provider of specialty contracting services* | Director (2022 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Rowe is well qualified to serve as a director due to his position as the Company's President and Chief Executive Officer, which enables him to provide the Board with intimate knowledge of the Company's day-to-day operations.

       

 Manufacturing/ Operations    Industry/Product Knowledge    Multinational Operations   Financial/Accounting   Product Innovation/R&D

Energy/Alternative Energy Markets    Supply Chain    HR/Talent Development   Mergers & Acquisitions    Corporate Strategy/ Governance

 

Sujeet Chand



Director since:
Dec. 2019

Age: 67

Board Committees:
- Audit
- Technology, Risk & Finance

Current Public Company Directorships:
- Proto Labs, Inc.
- Veeco Instruments Inc.

Past Public Company Directorships:
- None

Employment History
- **Rockwell Automation, Inc.**, *industrial automation manufacturer* | Senior Vice President and Chief Technology Officer (2005 – retirement in 2021)
- **Rockwell Automation, Inc.** | Other senior leadership roles (2001 – 2005)
- **XAP Corporation,** *an education technology company* | Chief Operating Officer (2000 – 2001)
- **Rockwell Scientific Company**, *a subsidiary of Rockwell International* | Head of research and development (1988 – 2000)

Other Current Public Company Directorships
- **Proto Labs, Inc.**, *global digital manufacturer* | Director (2017 – Present)
- **Veeco Instruments Inc.**, *manufacturer of semiconductor process equipment* | Director (2021 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Chand is well qualified to serve as a director due to his technology and innovation experience, including with respect to cybersecurity and information technology systems, as well as his electrical engineering background. Mr. Chand earned the CERT Certificate in Cybersecurity Oversight through the NACD Cyber-Risk Oversight Program. Additionally, Mr. Chand has valuable multinational executive leadership and manufacturing experience from Rockwell Automation and XAP Corporation.

      

Ruby R. Chandy



Director since:
May 2017

Age: 63

Board Committees:
- Audit
- Corporate Governance & Nominating

Current Public Company Directorships:
- DuPont de Nemours, Inc.
- Thermo Fisher Scientific Inc.

Past Public Company Directorships:
- IDEX Corporation
- AMETEK, Inc.

Employment History
- **Pall Corporation**, *a leading supplier of filtration, separation, and purification technologies* | President of the Industrial Division (2012 – retirement in 2015)
- **The Dow Chemical Company**, *a multinational chemical corporation* | Managing Director, Vice President of Dow Plastics Additives unit (2011 – 2012)

Other Current Public Company Directorships
- **Thermo Fisher Scientific Inc.**, *a multinational science and technology corporation* | Director (2022 – Present)
- **DuPont de Nemours, Inc.**, *a multinational chemical corporation* | Director (2019 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Ms. Chandy is well qualified to serve as a director due to her executive management experience, marketing and strategy skills, relevant experience in industrial companies, extensive engineering and management education, broad international business and financial experience and enterprise risk oversight experience.

        

  Manufacturing/ Operations

  Industry/Product Knowledge

Multinational Operations

  Financial/Accounting

 Product Innovation/R&D

Energy/Alternative Energy Markets

Supply Chain

HR/Talent Development

 Mergers & Acquisitions

  Corporate Strategy/ Governance

 


Gayla J. Delly



Director since:
Jan. 2008

Age: 65

Board Committees:
- Organization & Compensation
- Corporate Governance & Nominating — Chair

Current Public Company Directorships:
- Littelfuse, Inc.
- Broadcom Inc.

Past Public Company Directorships:
- Power One, Inc.
- National Instruments, Inc.
- Benchmark Electronics Inc.

Employment History
- **Benchmark Electronics Inc.**, *a contract provider of manufacturing, design, engineering, test and distribution to computer, medical device, telecommunications equipment and industrial control manufacturers* | President and Chief Executive Officer (2012 – retirement in 2016)
- **Benchmark Electronics Inc.** | President (2006 – 2011)
- **Benchmark Electronics Inc.** | Executive Vice President and Chief Financial Officer (2001 – 2006)
- **Benchmark Electronics Inc.** | Corporate Controller and Treasurer (1995 – 2001)
- Ms. Delly is a certified public accountant.

Other Current Public Company Directorships
- **Littelfuse, Inc.**, *a diversified manufacturer of industrial technology* | Director (2023 – Present)
- **Broadcom Inc.**, *a designer, developer and global supplier of semiconductor devices* | Director (2017 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Ms. Delly is well qualified to serve as a director due to her international manufacturing experience, with a specific focus on engineering and technology in emerging markets, including Asia and Latin America, which provides valuable insight into the Company's operations and assists in identifying product portfolio opportunities. In addition to her board experience, Ms. Delly has valuable executive leadership experience and financial expertise gained from her time with Benchmark Electronics Inc.

     

John L. Garrison



Director since:
Oct. 2018

Age: 64

Board Committees:
- Organization & Compensation — Chair
- Corporate Governance & Nominating

Current Public Company Directorships:
- Stanley Black & Decker, Inc.

Past Public Company Directorships:
- Azurix Corporation
- Terex Corporation

Employment History
- **Terex Corporation**, *a global manufacturer of materials processing machinery and aerial work platforms* | President, Chief Executive Officer and Chairman (2015 – retirement in 2024)
- **Bell Helicopter**, *a segment of Textron, Inc., and an aerospace manufacturer* | President and Chief Executive Officer (2009 – 2015)
- **United States Army** | Captain (1982 —1992)

Other Current Public Company Directorships
- **Stanley Black & Decker, Inc.**, *a global provider of hand tools, power tools, outdoor products and related accessories, and engineered fastening solutions* | Director (2024 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Garrison is well qualified to serve as a director due to his strong manufacturing, international operations and leadership experience gained through his various executive and board leadership roles, which provides him with unique insights into the current climate the Company faces as a manufacturer with a large international footprint.

       

 Manufacturing/Operations

 Industry/Product Knowledge

Multinational Operations

Financial/Accounting

 Product Innovation/R&D

 Energy/Alternative Energy Markets

 Supply Chain

 HR/Talent Development

 Mergers & Acquisitions

  Corporate Strategy/Governance

 

Cheryl H. Johnson



Director since:
Dec. 2023

Age: 64

Board Committees:
- Technology, Risk & Finance
- Organization & Compensation

Current Public Company Directorships:
- None

Past Public Company Directorships:
- None

Employment History

- **Caterpillar Inc.**, *a manufacturer of construction and mining equipment, diesel and natural gas engines, industrial turbines and diesel-electric locomotives* | Chief Human Resources Officer (2017 – retirement in 2025)[1]
- **Textron,** *an industrial manufacturer of specialized vehicles, turf care and fuel systems* | Executive Vice President, Human Resources (2012 – 2017)
- **Bell Helicopter,** *a segment of Textron, Inc., and an aerospace manufacturer* | Director, Talent and Organization Development (2009 – 2012)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Ms. Johnson is well qualified to serve as a director due to her extensive experience in human resources, with a focus on international manufacturing and operations from her service with Caterpillar Inc. Ms. Johnson's broad talent development experience provides a valuable perspective into the Company's human capital management and long-term strategy.



(1)   Ms. Johnson has announced that she will retire from her position as Chief Human Resources Officer of Caterpillar Inc. effective April 30, 2025.

Michael C. McMurray



Director since:
Oct. 2018

Age: 60

Board Committees:
- Technology, Risk & Finance—Chair
- Organization & Compensation

Current Public Company Directorships:
- None

Past Public Company Directorships:
- None

Employment History

- **LyondellBasell**, *a global plastics, chemicals and refining company* | Executive Vice President and Chief Financial Officer (2019 – retirement in 2025)[1]
- **Owens Corning**, *a global manufacturer of insulation, roofing and fiberglass composites* | Senior Vice President and Chief Financial Officer (2012 – 2019)
- **Owens Corning** | Vice President and Finance Leader of Owens Corning's Building Materials Group (2011 – 2012)
- **Owens Corning** | Vice President, Investor Relations and Treasurer (2008 – 2011)
- **Royal Dutch Shell** | various leadership roles (1987 – 2008)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. McMurray is well qualified to serve as a director due to his extensive knowledge of global industrial manufacturing, the Company's end markets and the financial markets, which provides valuable insight into the strategic decisions to capitalize on the Company's growth opportunities. Additionally, Mr. McMurray has valuable multinational executive leadership and financial expertise at LyondellBasell, Owens Corning, and Royal Dutch Shell.



(1)   Mr. McMurray retired from his position as Executive Vice President and Chief Financial Officer of LyondellBasell effective as of March 1, 2025.

 Manufacturing/ Operations    Industry/Product Knowledge    Multinational Operations    Financial/Accounting    Product Innovation/R&D

 Energy/Alternative Energy Markets    Supply Chain   HR/Talent Development   Mergers & Acquisitions   Corporate Strategy/ Governance

Thomas B. Okray



Director since:
Apr. 2023

Age: 62

Board Committees:
- Audit—Chair
- Corporate Governance & Nominating

Current Public Company Directorships:
- Monro, Inc.

Past Public Company Directorships:
- None

Employment History
- **Nikola Corporation**, *a global zero-emissions transportation and energy supply and infrastructure solutions company* | Chief Financial Officer (2024 – present). Nikola filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in February 2025.
- **Eaton Corp**, *a multinational intelligent power management technologies company* | Executive Vice President and Chief Financial Officer (2021 – 2024)
- **Grainger**, *a worldwide industrial supply distributor* | Senior Vice President and Chief Financial Officer (2018 – 2021)
- **Advance Auto Parts**, *an aftermarket automobile parts supplier* | Executive Vice President and Chief Financial Officer (2016 – 2018)

Other Current Public Company Directorships
- **Monro, Inc.**, *a national operator of retail tire and automotive repair stores* | Director (Feb. 2024 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Okray is well qualified to serve as a director due to his strong background in international operations, manufacturing, and finance and accounting. Additionally, Mr. Okray has valuable strategic and financial expertise gained through his various executive leadership roles in the manufacturing industry.

       

Ross B. Shuster



Director since:
N/A

Age: 59

Board Committees:
- Organization & Compensation[1]
- Corporate Governance & Nominating[1]

Current Public Company Directorships:
- None

Past Public Company Directorships:
- None

Employment History
- **Copeland,** *a global climate technologies company* | Chief Executive Officer and Member of the Board of Directors (2023 – Present)
- **Howden,** *a leading global provider of mission critical air and gas handling products and services* | Chief Executive Officer & Member of the Board of Directors (2019 – 2023)
- **United Technologies Corporation,** *a former multinational manufacturing conglomerate* | President, Global Business Unit – Climate Controls & Security (2015 – 2019)
- **United Technologies Corporation,** other regional management positions, including President, Asia – UTC Building & Industrial Systems, President, Asia – UTC Climate, Controls & Security and President, Asia – Carrier Air-Conditioning (2007 – 2015)
- **Johnson Controls,** *a global diversified technology and industrial manufacturing company* | Vice President and other roles (1992 – 2007)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Shuster is well qualified to serve as a director due to his strong background in international operations and manufacturing and his leadership experience gained through his various executive leadership roles. This provides Mr. Shuster with unique insights into the current climate the Company faces as a manufacturer with a large international footprint.

    

(1) Subject to, and effective upon, Mr. Shuster's election at the Annual Meeting.

 Manufacturing/ Operations

 Industry/Product Knowledge

 Multinational Operations

 Financial/Accounting

 Product Innovation/R&D

 Energy/Alternative Energy Markets

 Supply Chain

 HR/Talent Development

 Mergers & Acquisitions

 Corporate Strategy/ Governance

 

Kenneth I. Siegel



Director since:
Aug. 2022

Age: 68

Board Committees:
- Audit
- Technology, Risk & Finance

Current Public Company Directorships:
- Boardwalk Pipeline Partners, LP
- CNA Financial Corporation

Past Public Company Directorships:
- Diamond Offshore Drilling

Employment History
- **Loews Corporation**, *a diversified company with businesses in the insurance, energy, hospitality and packaging industries* | Senior Vice President (2009 – present)
- **Barclays Capital**, *a multinational universal bank* | Managing Director of Mergers and Acquisitions (2008 – 2009)
- **Lehman Brothers**, *a global financial services firm* | Managing Director of Mergers and Acquisitions (2000 – 2008)
- **Schroders**, *a multinational investment banking and asset management company* | Head of U.S. Investment Banking (1982 – 2000)

Other Current Public Company Directorships
- **Boardwalk Pipeline Partners, LP**, *a provider of transportation and storage of natural gas* | Chairman of the Board (2009 – Present)
- **CNA Financial Corporation**, *a commercial property and casualty insurance company* | Director (2019 – Present)

Specific Experience, Qualifications, Attributes and Skills Relevant to Flowserve

We believe that Mr. Siegel is well qualified to serve as a director due to his extensive knowledge of strategic planning, corporate development and finance and accounting, which provide us valuable insight into our strategic decisions to capitalize on the Company's growth opportunities. Additionally, Mr. Siegel has valuable executive leadership experience in the manufacturing and energy industries and has leveraged his development and M&A expertise from Loews Corporation and its subsidiaries.

    

 Manufacturing/ Operations

 Industry/Product Knowledge

Multinational Operations

Financial/Accounting

Product Innovation/R&D

 Energy/Alternative Energy Markets

 Supply Chain

 HR/Talent Development

 Mergers & Acquisitions

 Corporate Strategy/ Governance

 

THE BOARD AND COMMITTEES

Role of the Board; Corporate Governance Matters

The Board oversees the CEO and other senior management in the competent and ethical operation of the Company on a day-to-day basis and to help confirm that our shareholders' best interests are served. In its efforts to satisfy this duty, our Board has adopted Corporate Governance Guidelines ("Guidelines"). Our Guidelines, as well as other corporate governance documents, such as the Company's Code of Conduct for employees and directors and an additional Code of Ethics for directors, are available on the Company's website at **https://ir.flowserve.com** under the "Corporate Governance—Documents & Charters" caption. The table below highlights some of the Company's investor friendly governance practices.

Director Elections	Board Operations	Shareholder Rights
✓ Annual elections for full Board by majority vote (in uncontested elections) ✓ Resignation policy if a majority vote is not received (in uncontested elections) ✓ Director retirement age policy of 72	✓ Stock ownership requirements for directors (5x annual cash retainer) ✓ Independent board chair ✓ Annual Board and Committee evaluations ✓ Board committees composed of 100% independent directors	✓ Right to call a special meeting ✓ Right to act by written consent ✓ Proxy access right ✓ No poison pill ✓ Annual "Say on Pay" vote ✓ No supermajority voting requirements

The Board, through the CG&N Committee, regularly reviews developments in corporate governance and best practices and modifies the Guidelines, committee charters and key practices as necessary. For example, we recently added responsibility for innovation, technology and intellectual property development to our Technology, Risk and Finance Committee which was formerly known as the Finance and Risk Committee.

The Board also works with management to develop the Company's long-term strategy. The Board dedicates one full meeting per year solely to our long-term strategy, in which the Board receives updates from management and discusses the progress made, challenges encountered and future plans to continue implementing our strategic priorities. At each quarterly meeting of the Board, management also provides additional updates on our strategic priorities based on particular focus areas, including our business platforms, culture and organizational health, regulatory and legal risk, operations, and climate change and sustainability.

Our approximately 16,000 associates around the globe are a critical component of our ability to execute on our strategy. Accordingly, the Board continually monitors and assesses our human capital management, principally in the areas of workplace health and safety, employee engagement, compensation and benefits and training, development and ethics. Each year, our associates complete an annual ethics training on our Code of Conduct and participate in "Integrity and Compliance Day" and "Safety Day" to help further emphasize the ongoing training that our associates receive. We also conduct annual employee engagement surveys to solicit feedback and input directly from our associates and, based on the results of our surveys, management and the Board work together to create additional action plans as appropriate.

Insider Trading Policy

The Company has adopted an insider trading policy (the "Insider Trading Policy") governing the purchase, sale, and/or other dispositions of its securities by its directors, officers, employees, contractors, consultants and certain entities, as well as by the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the listing standards applicable to the Company. A copy of the Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Board Operations

Board Leadership Structure

We have separated the positions of Chairman of the Board and have had an independent Board Chairman since 2005. David E. Roberts currently serves as our independent Chairman. He presides over the meetings of the Board, including executive sessions of the Board where only non-employee directors are present. Among the wide range of other duties as Chairman of the Board, he reviews and approves the agendas for Board meetings, presides over meetings and executive sessions of the Board of Directors, briefs the CEO on issues and concerns arising in the executive sessions of the Board, facilitates communication between the independent directors and management, coordinates periodic Board input and review of management's strategic plan for the Community, and leads the Board's review of the succession plan for the CEO and other key executives. He also serves as an alternate member for all Board committees, and strives to attend as many committee meetings as possible. The Board appointed Mr. Garrison to serve as Chairman of the Board effective upon his election at the Annual Meeting and following the expiration of Mr. Roberts' term at the Annual Meeting. Mr. Garrison has been determined to be independent. More information the duties of our Non-Executive Chairman can be found on the investor relations portion of our website at **https://ir.flowserve.com** under the heading "Corporate Governance—Documents & Charters—Role and Responsibilities of Non-Executive Chairman of the Board."

We believe that having an independent Chairman separate from the CEO is appropriate for the Company at this time because it places an independent director in a position of leadership on the Board and allows the Chairman to focus on oversight of corporate governance matters, while enabling our CEO to focus on leading the Company and managing the business on a day-to-day basis. We believe this independent leadership and the independent Chairman's authority to call meetings of the non-employee directors adds value to our shareholders by facilitating a more efficient exercise of the Board's fiduciary duties and best enables the Board to effectively manage our businesses, risks, opportunities and affairs in the best interests of our shareholders.

We also believe the independent Chairman further enhances independent Board oversight by being responsible for establishing the Board's annual schedule and collaborating with the CEO on the agendas for all Board meetings. The separation of Chairman and CEO also allows the independent Chairman to provide support and advice to the CEO, reinforcing the reporting relationship and accountability of the CEO to the Board. The independent Chairman also represents the Board in communications with shareholders and other stakeholders of the Company and provides input on the design of the Board. In addition, each of the independent members of the Board actively engages in overseeing management including by actively participating in each Board and Committee meeting held throughout the year.

Risk Oversight

The Board and its Committees exercise their risk oversight function by carefully evaluating the reports they receive from management and by making inquiries of management with respect to areas of particular interest to the Board. The Board and its Committees oversee senior management's policies and procedures in assessing and addressing risk areas that fall within the scope of the Board's and the Committees' respective areas of oversight responsibility, as further detailed in the Board Committees section below. The Board and management frequently discuss the long-term strategy of the Company. The Board is regularly informed through Committee reports of each Committee's activities in overseeing risk management.

Meeting Attendance

Board Meetings

There were nine meetings of the Board during the year ended December 31, 2024. Executive sessions of non-employee directors are normally held at each regular Board meeting and are presided over by our independent Chairman of the Board, or, in the Chairman's absence, by the Chairman of the CG&N Committee. During the year ended December 31, 2024, each Director nominee attended at least 89% of the total number of meetings of the Board and at least 75% of the total number of meetings of the Board committees on which he or she served while he or she has been a director or committee member.

Shareholder Meetings

Board members are expected to attend the Company's Annual Meetings of shareholders. All of the directors then-serving were in attendance at the Company's 2024 Annual Meeting.

Communicating with the Board

Shareholders and other interested parties may communicate with the Board or the independent directors as a group directly by writing to: Non-Executive Chairman of the Board, c/o Flowserve's Corporate Secretary, Flowserve Corporation, 5215 N. O'Connor Blvd., Suite 700, Irving, Texas 75039. These communications are reviewed by the Corporate Secretary to determine whether they are appropriate for presentation to the Board or such director. The purpose of this screening is to avoid having the Board consider irrelevant or inappropriate communications (such as advertisements, solicitations, and product inquiries). All relevant communications are then delivered to our Chairman.

Board Composition

What We Look for in Directors

The identification and evaluation of director candidates begins with the Guidelines, which establish the criteria for Board membership. As a starting point under the Guidelines, all prospective Board members must, for example, adhere to the highest standards of integrity and ethics, exercise diligent and constructive oversight of the Company's business, risk profile and strategy, demonstrate relevant and successful career experience, display a global business perspective, and possess the time to responsibly perform all director duties and effectively represent the interests of the shareholders. In addition, we believe that Board members should have varied professional expertise in areas relevant to the Company, for the purposes of promoting a diversity of backgrounds among the Board. In this regard, our director nominees bring a wide array of qualifications, skills and attributes to our Board that support its oversight role on behalf of the shareholders. The table on page 18 summarizes the key qualifications and areas of experience that led our Board to nominate these individuals.

The Board also periodically reviews the tenure of each Board member, at least on an annual basis. We strive to maintain an appropriate balance of age and tenure on the Board with a mix of directors who have a long and deep understanding of our business and directors who bring new and fresh skills, perspectives and experience to the Board. In line with this philosophy, since 2022 we have added three new directors to our Board. Additionally, in March 2025, our Board, at the recommendation of the CG&N Committee, nominated Mr. Shuster to be elected as a member of the Board at the Annual Meeting.

Director Recruitment Process

The CG&N Committee considers various potential director candidates who may come to the attention of the CG&N Committee through current Board members, professional search firms, shareholders or other persons. The CG&N Committee generally retains a national executive-recruiting firm to research, screen and contact potential candidates regarding their interest in serving on the Board, although the CG&N Committee may also use less formal recruiting methods. All identified candidates, including shareholder-recommended candidates, are evaluated by the CG&N Committee using the same methods and criteria, although those methods and criteria may vary from time to time depending on the CG&N Committee's assessment of the Company's needs and current situation. The CG&N Committee's selection of candidates is based on a consideration of the business experience and other criteria discussed above, in the context of the Board's composition as a whole.

Director Evaluation Process

We believe that a robust Board evaluation and feedback process helps to promote the effectiveness of our Board and Committees and encourages our Board members, individually and collectively, to continually improve in their roles and responsibilities. Our Board evaluation process is led by an independent member of the Board, the Chair of the CG&N Committee, who engages independent external advisors each year to assist in compiling the results of the evaluations submitted by the members of the Board and to provide additional perspective on effectively responding to the evaluations and feedback received.

Our annual evaluation process typically begins with a self-assessment in which each independent member of the Board provides a performance rating for a series of questions in several key categories, including the structure, process and resources of the Board, effectiveness of the Committees of the Board, and management of the Company. The self-evaluation concludes with several open-ended questions in order to encourage directors to freely discuss their own performance, priorities for the upcoming year, and any other comments that the director deems important.

The independent directors also complete a peer evaluation of the other independent directors every two to three years (other than the Chairman, who is evaluated separately), which solicits feedback on how each director adds value to the Board and its Committees, what each director could do to increase effectiveness, and any other commentary that is deemed pertinent.

The independent directors also complete a Chairman evaluation to provide feedback on the performance and contributions of the Chairman of the Board every year. The Chairman evaluation asks independent directors to rate the Chairman's performance in key areas and also provides an opportunity to provide open feedback on the performance of the Chairman of the Board.

The independent directors also complete an evaluation of our Chief Executive Officer's performance every year. While our Chief Executive Officer is a member of the Board, his evaluation is focused on his performance as a member of management and not as a member of the Board. These evaluations are utilized in assessing the CEO's performance and setting his compensation on a yearly basis.

Once the evaluations were complete for 2024, the results were compiled by an independent external advisor, anonymized, and provided to the CG&N Chair, who then discussed the results of the process with the CG&N Committee, and the full Board, at their February meeting and were considered by the CG&N Committee and the Board when setting CEO compensation and engaging in director development, strategy, and governance.

Director Independence

The Guidelines provide that all members of the Board (other than our CEO) should be independent under applicable law and the New York Stock Exchange ("NYSE") listing standards, as well as under the independence standards further established by the Board within the Guidelines. Upon the recommendation of the CG&N Committee, the Board makes an affirmative determination regarding the independence of each director annually after reviewing pertinent facts and circumstances and taking into consideration all applicable laws, regulations, the NYSE listing standards and the categorical independence standards set forth in the Guidelines, which are consistent with the NYSE listing standards. In doing so, the Board considers relationships involving directors and their immediate family members and relies on information derived from the Company's records, questionnaires, and other inquiries. In addition to meeting the NYSE standards of independence and the categorical standards set forth in the Guidelines, a director qualifies as "independent" under the Guidelines only if the Board affirmatively determines that the director has no direct or indirect material relationship (whether commercial, industrial, banking, consulting, accounting, legal, charitable or familial, excluding their present directorship) with the Company or any of its consolidated subsidiaries, either director, or as a partner, shareholder or officer of an organization that has a relationship with the Company.

Based on its review, the Board has determined that each of David E. Roberts, Sujeet Chand, Ruby R. Chandy, Gayla J. Delly, John L. Garrison, Cheryl H. Johnson, Michael C. McMurray, Thomas B. Okray, Ross B. Shuster, and Kenneth I. Siegel (all of our current directors and director nominees other than R. Scott Rowe, who is not independent because of his employment as the Company's President and Chief Executive Officer) meet the independence standards set forth in the NYSE listing standards and the categorical standards set forth in the Guidelines. In addition, the Board previously determined that Carlyn R. Taylor, who served as a director until February 6, 2025, met the independence standards set forth in the NYSE listing standards and the categorical standards set forth in the Guidelines during the time she served on the Board.

Our independence standards are included in the Guidelines, which are available on the Company's website at **https://ir.flowserve.com** under the "Corporate Governance—Documents & Charters" caption.

How Shareholders Can Recommend a Candidate

A shareholder desiring to recommend a candidate for election to the Board should submit a written notice that includes the information required by the Company's By-Laws, including the candidate's name and qualifications, to our Corporate Secretary, who will refer the recommendation to the CG&N Committee. The CG&N Committee may require any shareholder-recommended candidate to furnish such other information as may reasonably be required to determine the eligibility of such recommended candidate or to assist in evaluating the recommended candidate, including a Director and Officer Questionnaire.

Under the proxy access provisions of our By-Laws, eligible shareholders and/or shareholder groups also are permitted to include shareholder-nominated director candidates in our proxy materials. Additional details about the requirements for including shareholder-nominated director candidates in our proxy materials are set forth under "General Voting and Meeting Information—Shareholder Proposals and Nominations" below.

Board Committees

The Board maintains an Audit Committee, a Technology, Risk and Finance Committee ("TR&F Committee"), a Corporate Governance and Nominating Committee ("CG&N Committee"), and an Organization and Compensation Committee ("O&C Committee"). Only independent directors are eligible to serve on Board committees. Each committee has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities and is governed by a written charter, which is available on the investor relations portion of the Company's website at **https://ir.flowserve.com** under the "Corporate Governance—Documents & Charters" caption. Subject to, and effective upon, Mr. Shuster's election at the Annual Meeting, Mr. Shuster will serve on the CG&N Committee and the O&C Committee.

Audit Committee	Primary Oversight Responsibilities
Committee Chair: Thomas B. Okray[1] **Members[2]:** Sujeet Chand[1] Ruby R. Chandy[3] Kenneth I. Siegel[1] **8 Meetings in 2024**	• Oversee financial reporting process, including the integrity of Company financial statements and compliance with legal and regulatory requirements • Oversee financial performance and reporting, the Company's independent auditor and internal audit function, and regulatory activities • Oversee the Company's integrity and compliance program • Review and discuss the process of Board and Board committees oversight of senior management's risk management responsibilities • Appoint independent auditor • Prepares Audit Committee report for this proxy statement

The Board has determined that all members of the Audit Committee meet the applicable independence standards under the U.S Securities and Exchange Commission (the "SEC") rules and NYSE listing standards, and that all members are financially literate within the meaning of the NYSE listing standards.

(1) *The Board has determined that each of Mr. Okray, Mr. Chand and Mr. Siegel qualify as an audit committee financial expert under the SEC rules.*
(2) *Ms. Taylor served on the Audit Committee until February 6, 2025 and the Board determined that she qualified as an audit committee financial expert under the SEC rules.*
(3) *Ms. Chandy joined the Audit Committee effective as of February 7, 2025.*

Technology, Risk & Finance Committee	Primary Oversight Responsibilities
Committee Chair[1]: Michael C. McMurray **Members[2]:** Sujeet Chand Cheryl H. Johnson Kenneth I. Siegel **4 Meetings in 2024**	• Oversee the Company's technology, innovation and intellectual property strategy, goals and priorities • Review the Company's enterprise risk management, including emerging risks • Advise the Board on all corporate financing and related treasury matters including financial plans, liquidity, credit, key financial risks, treasury risk, and related matters • Review effectiveness of the Company's IT infrastructure and cybersecurity programs and its practices for identifying and mitigating technology risks with the Chief Information Officer

The Board has determined that all members of the TR&F Committee meet the independence standards under the NYSE listing standards. This committee was renamed from the Finance & Risk Committee to the Technology, Risk & Finance Committee effective February 8, 2024.

(1) *Subject to, and effective upon, Mr. Chand's re-election at the Annual Meeting, Mr. Chand will become the Chair of the TR&F Committee.*
(2) *Ms. Taylor served on the TR&F Committee until February 6, 2025.*

Corporate Governance & Nominating Committee	Primary Oversight Responsibilities
Committee Chair: Gayla J. Delly **Members:** Ruby R. Chandy John L. Garrison[1] Thomas B. Okray **4 Meetings in 2024**	• Recommend to the Board nominees for Chairman of the Board, President and Chief Executive Officer • Determine Board organization • Review director compensation recommendations for consideration by the Board • Review and recommend director nominees • Manage risks associated with Board independence and potential conflicts of interest • Establish corporate governance principles and procedures, including overseeing the Company's Code of Conduct • Prepare effective CEO and Board succession planning • Evaluate CEO performance • Oversee Board and committee self-assessment process • Oversight of ESG Program, including related policies, activities and opportunities

The Board has determined that all members of the CG&N Committee meet the independence standards under the NYSE listing standards.

(1) Subject to, and effective upon, Mr. Garrison's re-election at the Annual Meeting, Mr. Garrison will become the independent Chairman of the Board and will cease to serve on the CG&N Committee.

Organization & Compensation Committee	Primary Oversight Responsibilities
Committee Chair[1]: John L. Garrison **Members[2]:** Gayla J. Delly Cheryl H. Johnson Michael C. McMurray **4 Meetings in 2024**	• Set compensation philosophy • Oversee risk management related to executive compensation plans and succession planning • Prepare the Compensation Committee Report included in this proxy statement • Approve executive officer compensation including incentives and other benefits • Retain and evaluate the advice of the independent compensation consultant, F.W. Cook, in adherence to the philosophies and principles stated under "Executive Compensation—Compensation Discussion and Analysis" • Review the Company's processes to recruit, retain, and develop senior management, including its executive personnel appraisal, development, and selection processes

The Board has determined that all members of the O&C Committee meet the applicable independence standards under the SEC rules and NYSE listing standards.

(1) Subject to, and effective upon, re-election at the Annual Meeting, Mr. Garrison will cease to serve on the O&C Committee and Mr. McMurray will become the Chair of the O&C Committee.
(2) Ms. Chandy served on the O&C Committee until February 7, 2025.

Oversight of the Executive Compensation Program

Our executive compensation program is administered by the O&C Committee. Consistent with the NYSE corporate governance listing standards, the O&C Committee is composed entirely of independent, non-employee members of the Board. In addition, the Non-Executive Chairman of the Board generally attends the meetings of the O&C Committee.

As reflected in its charter, the O&C Committee has overall responsibility for setting the compensation for our CEO, which is approved by the full Board, and for approving the compensation of our other executive officers, including the other Named Executive Officers. The O&C Committee is also charged with the development and retention of management.

The O&C Committee is also responsible for reviewing the management succession plan and for recommending changes in director compensation to the CG&N Committee and to the Board. On matters pertaining to director compensation, the O&C Committee also receives data and advice from F.W. Cook. The O&C Committee periodically reviews the organizational design, management development plans and managerial capabilities of the Company. The O&C Committee also prepares and issues the Organization and Compensation Committee Report included in this proxy statement.

The O&C Committee's process of reviewing the executive compensation program and setting compensation levels for our Named Executive Officers involves several components. During the first quarter of each year, the O&C Committee reviews each Named Executive Officer's total compensation. The O&C Committee members also meet regularly with the Named Executive Officers at various times during the year, both formally within Board meetings and informally outside of Board meetings, which allows the O&C Committee to assess directly each Named Executive Officer's performance. The O&C Committee also solicits input from all non-employee members of the Board as to the CEO's performance during the year.

The O&C Committee generally considers the results of the CG&N Committee's process for reviewing the CEO's performance with all independent Board members. The CG&N Committee's process includes the independent Board members individually and collectively presenting their assessment of the CEO's performance, as well as the CEO presenting his self-assessment of his performance. The O&C Committee uses these results when determining the CEO's recommended compensation, which is subject to the independent Board members' approval.

In addition, the CEO annually presents an evaluation of each other Named Executive Officer's performance to the O&C Committee, which includes a review of each officer's contributions over the past year, and the officer's strengths, weaknesses, development plans and succession potential. The CEO also presents compensation recommendations for each other Named Executive Officer for the O&C Committee's consideration. Following this presentation and a benchmarking review for pay, the O&C Committee makes its own assessments and formulates compensation amounts for each Named Executive Officer with respect to each of the elements in the Company's executive compensation program as described below.

Independent Compensation Consultant

The O&C Committee has the authority to retain outside advisors as it deems appropriate. The O&C Committee has engaged F.W. Cook as its independent compensation consultant to provide advice and information. F.W. Cook attends all regularly scheduled O&C Committee meetings and has assisted and advised the O&C Committee on all aspects of our executive and director compensation programs, F.W. Cook provides no other services to the Company. The services they provide include:

- providing and analyzing competitive market compensation data;
- analyzing the effectiveness of executive compensation programs and making recommendations, as appropriate;
- analyzing the appropriateness of the performance peer group (PPG) and compensation peer group (CPG); and
- evaluating how well our compensation programs adhere to the philosophies and principles stated below under "Compensation Discussion & Analysis—Compensation Program Philosophy and Principles."

Director Compensation

2024 Director Compensation Program

Program Overview

Our director compensation program is established by the Board after review of data prepared by the O&C Committee's independent compensation consultant regarding competitive director compensation levels for peer companies and the Company's CPG, which is discussed under "Compensation Discussion & Analysis—The Decision-Making Process—Our 2024 Compensation Peer Group." In 2024, our non-employee director compensation program consisted of the following, which reflects increases to the director's annual cash retainer and non-executive Chairman retainer and, after several years of no increases, an increase to the annual equity grant value in order to bring total director compensation more in line with the market median:

Component	Annual Amounts ($)	Form of Payment
Retainer	$90,000	Cash
Non-Executive Chairman retainer	$150,000	Cash
Committee service fee (per committee)	$7,500	Cash
Committee Chairman fee		
Audit Committee	$20,000	Cash
O&C Committee	$15,000	Cash
TR&F Committee	$10,000	Cash
CG&N Committee	$10,000	Cash
Equity grant target value	$160,000	Restricted Shares

Additionally, non-employee directors are also eligible to receive special additional compensation when performing certain special services. The Board has set a compensatory rate of $3,500 per day for such services, though no compensation was paid for this purpose in 2024.

Compensation Deferral

Directors may elect to defer all or a portion of their annual cash and equity compensation. The annual cash compensation may be deferred in the form of cash or in phantom shares, which reflect an equivalent value of Company common stock. Compensation deferred in the form of cash accrues interest at rates that do not exceed market rates or constitute preferential earnings. If a director elects to defer cash compensation in the form of phantom shares, the director receives a 15% premium on the amount deferred. Phantom shares also accumulate dividend equivalents.

Equity Compensation

The equity portion of non-employee director compensation is granted on the date of the Annual Meeting of shareholders in the form of restricted stock. The restricted shares have voting rights, entitle the holder to dividends, and fully vest after the earliest of one year from the date of grant, the termination of the director's service due to death or disability, or a change in control. New non-employee directors receive a pro-rated grant of restricted stock at the time they join the Board. The pro-rated grant of restricted shares fully vests after the earliest of one year from the most recent date of grant to the other incumbent non-employee directors, the termination of the director's service due to death or disability, or a change in control.

Stock Ownership Guidelines

Under our stock ownership guidelines, all non-employee directors must own shares of Company common stock with a value of at least five times his or her annual cash retainer (currently $450,000) by his or her fifth anniversary of Board service. If the stock ownership requirement is not met, the director will receive all future Board compensation in the form of Company common stock until the requirement is satisfied. For 2024, all non-employee directors met their stock ownership requirements.

5×
Annual Cash
Retainer

The following table sets forth our non-employee director compensation for 2024. Mr. Rowe did not receive any compensation for his service as a director. His compensation is set forth below under "Executive Compensation—Summary Compensation Table."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Sujeet Chand	102,500	159,986	262,486
Ruby R. Chandy	105,575[3]	159,986	265,561
Gayla J. Delly	112,500	159,986	272,486
John L. Garrison	117,500	159,986	277,486
Cheryl H. Johnson	117,875[3]	159,986	277,861
Michael C. McMurray	112,500	159,986	272,486
Thomas B. Okray	122,500	159,986	282,486
David E. Roberts	240,000	159,986	399,986
Kenneth I. Siegel	117,875[3]	159,986	277,861
Carlyn R. Taylor	117,875[3]	159,986	277,861

(1) Eligible directors received an annual equity grant of 3,210 shares of restricted common stock on May 16, 2024, the date of the Company's 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting"). The amounts shown in this column reflect the grant date fair value of the awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, "Compensation—Stock Compensation", disregarding the effect of estimated forfeitures, and are calculated using a price per share of $49.84, the closing market price of the Company's common stock as reported by the NYSE on the date of grant. Assumptions used in the valuations are discussed in Note 8 to the Company's audited consolidated financial statements for the year ended December 31, 2024, in the Annual Report on Form 10-K.

(2) The non-employee directors elected at the 2024 Annual Meeting each had 3,210 shares of restricted common stock outstanding at December 31, 2024; all other shares held are vested.

(3) Amount reported includes a 15% premium to actual fees due to the director's election to defer all or a portion of cash retainer payments in the form of phantom shares under the Company's director stock deferral plan.

EXECUTIVE OFFICERS

R. Scott Rowe



**President, CEO and Director
since**: April 2017

Age: 54

- **Flowserve Corporation** | President, Chief Executive Officer, Director (2017 – Present)
- **Cameron Group of Schlumberger Ltd**, *an oilfield services company* | *President (2016 – 2017)*
- **Cameron International Corporation**, *an oilfield services company* | President, Chief Executive Officer (2015 – 2016)
- **Cameron International Corporation** | President, Chief Operating Officer (2014 – 2015)
- **OneSubsea**, *a joint venture established by Cameron and Schlumberger* | Chief Executive Officer (2014 – 2014)
- **Subsea Systems**, *a division of Cameron* | President (2012 – 2014)
- **Cameron International Corporation** | President of the Engineered and Process Valves division (2010 – 2012)
- **United States Army** | Captain (O3) (1993 – 1998)

Brian Boukalik



**SVP, CHRO
since**: May 2024[1]

Age: 49

- **Flowserve Corporation** | Senior Vice President, Chief Human Resources Officer (2024 – Present)
- **Tenneco**, *an automotive components original equipment manufacturer and an aftermarket ride control and emissions products manufacturer* | Executive Vice President and Chief Human Resources Officer (2022 – 2024)
- **Tenneco** | Vice President Human Resources, Operations (2020 – 2022)
- **Tenneco** | Vice President Human Resources, Clean Air (2018 – 2020)
- **Tenneco** | Vice President of Human Resources, Ride Performance (2016 – 2018)
- **Eaton,** *a multinational intelligent power management technologies company* | Vice President Human Resources, Global Functions and Product (2015 – 2016)

(1)   Mr. Boukalik joined the Company effective as of May 20, 2024.

Lamar L. Duhon



**President, FPD
since**: February 2023

Age: 54

- **Flowserve Corporation** | President, Flowserve Pumps Division (2023 – Present)
- **Flowserve Corporation** | President, Aftermarket Services & Solutions (2022 – 2023)
- **Halliburton Company,** *an energy products and service provider* | Vice President, Sperry Drilling (2016 – 2021)
- **Halliburton Company** | Vice President, Cementing (2015 – 2016)
- **Halliburton Company** | Vice President, Shell Global Account (2013 – 2015)
- **Halliburton Company** | Vice President, Business Development – Asia Pacific (2012 – 2013)
- **Halliburton Company** | Regional Sales Manager, Gulf of Mexico (2010 – 2012)
- **Baker Hughes, Inc.**, *a multinational oilfield services company* | Various leadership roles of increasing responsibility (1995 – 2010)
- **United States Marine Corps** | Sergeant (E-5) (1988 – 1994)

Susan C. Hudson



**SVP, CLO
since**: May 2022

Age: 48

- **Flowserve Corporation** | Senior Vice President, Chief Legal Officer and Corporate Secretary (2022 – Present)
- **Flowserve Corporation** | Vice President, Associate General Counsel and Chief Compliance Officer (2020 – 2022)
- **Flowserve Corporation** | Director, Global Employment Law and Corporate Functions (2017 – 2020)
- **Flowserve Corporation** | Attorney, Global Labor and Employment Law (2016 – 2017)
- **Pier 1 Imports, Inc.**, *a merchandise retail company* | Senior Corporate Counsel (2012 – 2016)
- **Pier 1 Imports, Inc.** | Corporate Counsel (2007 – 2012)

Amy B. Schwetz



SVP, CFO
since: February 2020

Age: 50

- **Flowserve Corporation** | Senior Vice President and Chief Financial Officer (2020 – Present)
- **Peabody Energy**, *a global pure-play coal company serving power and steel customers* | Executive Vice President and Chief Financial Officer (2015 – 2020). Peabody filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in April 2016.
- **Peabody Energy, Inc.** | Senior Vice President, Finance & Administration – Australia (2013 – 2015)
- **Peabody Energy, Inc.** | Senior Vice President, Finance & Administration – Americas (2012 – 2013)
- **Peabody Energy, Inc.** | Vice President, Investor Relations (2011 – 2012)
- **Peabody Energy, Inc.** | Vice President, Capital and Financial Planning (2009 – 2011)
- **Peabody Energy, Inc.** | Various senior leadership roles (2005 – 2009)
- **Ernst & Young LLP**, *a global accounting firm* | Audit Manager (1997 – 2005)

Scott K. Vopni



VP, CAO
since: June 2020

Age: 56

- **Flowserve Corporation** | Vice President, Chief Accounting Officer (2020 – Present)
- **Dean Foods Co.**, *a food and beverage company* | Senior Vice President – Finance, Chief Accounting Officer (2010 – 2019). Dean Foods filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in November 2019.
- **Dean Foods Co.** | Interim Chief Financial Officer (2017 – 2018)
- **Dean Foods Co.** | Senior Vice President – Finance (2016 – 2017)
- **Dean Foods Co.** | Senior Vice President – Investor Relations (2015)
- **Dean Foods Co.** | Vice President – Controller (2008 – 2010)

Kirk R. Wilson



President, FCD
since: July 2019

Age: 58

- **Flowserve Corporation** | President, Flow Control Division (2019 – Present)
- **Flowserve Corporation** | President, Aftermarket Services & Solutions (2015 – 2019)
- **Flowserve Corporation** | President, Services & Solutions Operations (2012 – 2015)
- **Flowserve Corporation** | Vice President and General Manager, Integrated Solutions Group (2008 – 2011)
- **Flowserve Corporation** | Vice President, Marketing for Pump Division (2004 – 2008)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion & Analysis describes the decisions made concerning the 2024 compensation of the Company's Named Executive Officers or "NEOs", as shown below. It also describes our executive compensation guiding principles and other attributes related to executive compensation governance policies.

Contents

2024 Named Executive Officers

During 2024, our NEOs were:

    

R. Scott Rowe
President, CEO and Director

Amy Schwetz
Senior Vice President, CFO

Lamar Duhon
President, Flowserve
Pumps Division

Kirk Wilson
President, Flowserve
Flow Control Division

Susan Hudson
Senior Vice President, CLO and
Corporate Secretary

Executive Summary

Our Company

Flowserve's goal is to create extraordinary flow control solutions to make the world better for everyone. We are a world-leading manufacturer and aftermarket service provider of comprehensive flow control systems. We develop and manufacture precision-engineered flow control equipment integral to the movement, control and protection of the flow of materials in our customers' critical processes. Our product portfolio of pumps, valves, seals, automation and aftermarket services supports global infrastructure industries, including oil and gas, chemical, power generation, nuclear and water management, as well as certain general industrial markets where our products and services enable customers to achieve their goals. Through our manufacturing platform and global network of Quick Response Centers ("QRCs"), we offer a broad array of aftermarket equipment services such as installation, advanced diagnostics and turnkey maintenance programs.

Outstanding 2024 Performance Resulted in Meaningful Shareholder Value Creation

In 2024, we delivered meaningful year-over-year improvements in margins, earnings per share and cash flow that exceeded our original expectations, driven by improved execution derived from our operating model. Our 3D Growth Strategy, as well as supportive demand from traditional markets, drove another year of solid customer bookings. As a result, we have built a near-record backlog and currently anticipate another year of revenue and earnings growth in 2025.

In addition to our significant 3D Growth Strategy progress, we also launched our new Flowserve Business System in 2024 that is driving results and process consistency as we advance our operational excellence and portfolio excellence initiatives. Additionally, we completed the acquisition of MOGAS Industries, expanding our severe service flow control offering in attractive mining, mineral extraction and process industries and demonstrating our commitment to disciplined, value-creating capital allocation.

These financial and strategic accomplishments resulted in meaningful shareholder value creation as referenced by our 41.9% one-year total shareholder return.

With strong customer relationships and an industry leading product portfolio, we are extremely well positioned to support our customers' sustainability and decarbonization efforts as we live our Purpose to create extraordinary flow control solutions to make the world better for everyone, and to drive long-term value for you, our shareholders.

2024 Financial Performance At-A-Glance

$4.6B	$538M	$4.7B
Revenue	Adjusted Operating Income[1]	Customer Bookings
5.5% Year-Over-Year Growth	31% Year-Over-Year Growth	Supported by our 3D Growth Strategy

15.2%	41.9%	$110.4M
Return On Invested Capital (ROIC)[2]	1-Year Total Shareholder Return	Capital Returned To Shareholders via Dividend

(1) Non-GAAP financial measure; see Annex I to this Proxy Statement for a reconciliation of such measure to the most directly comparable GAAP financial measure.

(2) ROIC is a non-GAAP financial measure used to measure the Company's return on invested capital in the business and is determined by dividing adjusted net operating profit after taxes ("NOPAT") by average invested capital. NOPAT is calculated by subtracting income taxes and other adjusted items including realignment expense, pension expense in excess of service cost and certain other discrete items which may arise. Average invested capital is the sum of allowance for doubtful accounts, debt and equity minus cash and is a two-year average of these items over the current and prior year periods.

Incentive program payouts are aligned with strong financial performance results and robust total shareholder returns achieved in 2024.

- **Our overall 2024 annual incentive program paid out at 136% of target for corporate executives.** This 2024 payout was aligned with our robust shareholder return for the year and reflected strong operating income, customer bookings, and adjusted primary working capital performance results for the Company.

2024 Annual Incentive Plan Payout (Corporate)



(1) For more information on these performance metrics and how they are calculated, see "2024 Executive Compensation Decisions – Annual Incentive Plan" beginning on page 44.

Annual Incentive Quantitative Performance Payout:
118% of Target

Strategic Goals Modifier: 1.15x for all NEOs

Final Annual Incentive Payout: **136% of Target**[1]

(1) This reflects the payout for NEOs participating in the Corporate AIP. Mr. Duhon and Mr. Wilson participate in annual incentive plans specific to their divisions, which also include division operating income.

- **PSUs associated with the 2022-2024 performance period paid out at 76.7% of target, primarily due to below-threshold Free Cash Flow performance for the three-year performance period.** However, our Return On Invested Capital was strong during the performance period, reflecting the Company's disciplined approach to capital allocation. In addition, robust Total Shareholder Return over the three-year performance period (at the 81st percentile of the performance peer group) resulted in a 15% upward modifier to the PSUs.



2022 - 2024 PSUs Grant Payout



(1) For more information on these performance metrics and how they are calculated, see "2024 Executive Compensation Decisions - Annual Incentive Plan," beginning on page 44.

- **Realized pay for our executives is directionally aligned with our shareholders' experience.** Our CEO's average realizable pay for 2022-2024 was 42% above the average target value for this period while our total shareholder return was up 94.8%.



(1) "Target Pay" includes base salary, target annual incentive opportunity and target grant date value of equity awards.

(2) "Realizable Pay" includes actual base salary, actual bonuses paid, and the value of outstanding RSUs and PSUs based on our December 31, 2024 share price, with 2022 PSUs shown at actual payout and 2023 and 2024 PSUs shown at target.

Say-on-Pay and Shareholder Outreach

We received more than 93% shareholder support for our say-on-pay proposal at our 2024 annual shareholder meeting. The O&C Committee strongly values the opinions of our shareholders as expressed in the say-on-pay vote and believes that our strong support levels in 2024 demonstrate a strong alignment of our compensation program with our shareholders' interests. The O&C Committee believes that no changes to the compensation program were warranted following this strong level of shareholder say-on-pay support.

Good Governance and Compensation Practices Aligned with Shareholder Interests

Our executive compensation policies and governance practices support our pay-for-performance philosophy, align our executives' interests with those of our shareholders, and reflect best practices without encouraging unnecessary risk taking.



What We Do

✔ Conduct thorough annual compensation benchmarking and reference the market median when setting total target compensation, with payouts above or below market based on performance outcomes

✔ Provide a meaningful percentage of long-term incentives in the form of performance-based compensation

✔ Set rigorous performance targets that incentivize progress on our strategic priorities

✔ Cap incentive plan payouts

✔ Maintain comprehensive clawback policies that cover financial restatements and misconduct and apply to cash and both time- and performance-based equity incentive compensation

✔ Maintain robust stock ownership requirements

✔ Fully disclose incentive plan targets and results

✔ O&C Committee engages an independent compensation consultant

✔ Change in control severance plan payments only made in event of a "double-trigger" when executive's employment is terminated



What We Don't Do

✘ No officer or director hedging or pledging of stock

✘ No excise tax or income tax gross ups for Executive Officers except in relocation situations that are applicable to all associates

✘ No employment agreements with Executive Officers

✘ No excessive perquisites

✘ No stock option repricing without shareholder approval

✘ No dividend payments on unvested awards

Our Guiding Principles

Executive Compensation Philosophy

Our philosophy is designed to achieve the following objectives:

	ATTRACT AND RETAIN	Attract and retain high-quality leaders with a passion for driving high performance as well as our Purpose, Values and Behaviors
	REINFORCE OUR STRATEGY	Align our incentive programs with our vision and business strategy
	PROVIDE COMPETITIVE AND MARKET-BASED COMPENSATION	Maintain a market-based compensation program that provides a competitive total target compensation opportunity approximating the market median
	ALIGN PAY WITH PERFORMANCE	Provide incentive programs that reward short- and long-term performance leading to shareholder value without undue risk taking
	ALIGN PAY WITH SHAREHOLDERS	Ensure a majority of total compensation is tied to performance and/or stock price and thus, is aligned with shareholder interests

Components of Executive Compensation

Component	Objective	Key Features	Performance-Based Aspects
Base Salary	Provide a regular fixed income in recognition of job responsibilities	• Paid in cash • Reviewed annually for adjustments	• Individual performance is a key driver of any adjustments approved by the O&C Committee
Short-Term Incentive (AIP)	Motivate executives to achieve/exceed annual Company goals that ultimately drive long-term shareholder value	• Paid in cash • Target award determined as a % of base salary • Payout range is 0% to 200% of target award • Strategic goals payout modifier may increase or decrease payout by +/-15%	• Payout is fully at risk • Financial and operational performance metrics • Focus on strategic goals • Any earned payout is subject to review and approval by the O&C Committee
Long-Term Incentive (LTI)	Encourage executives to increase shareholder value over a long-term time horizon and retain executives over vesting period	• Target value of awards determined based on thorough benchmarking to help promote competitiveness and alignment with industry standards	• Value of all LTI awards varies with changes in share price
RSUs: Restricted Stock Units	RSUs 3-year vesting period	• Settled in stock • Vests ratably	• Focus on stock price and shareholder returns
PSUs: Performance Stock Units *rTSR: relative Total Shareholder Return*	PSUs 3-year performance period	• Settled in stock • Standard payout range is 0% to 230% of units granted • Additional payout modifier may increase or decrease the payout by +/-15% (to a maximum of 230% of target) based on rTSR performance, with no positive modifier if absolute TSR is negative	• Payout is fully at risk • Underlying payouts driven by financial performance with the final payout adjusted based on rTSR • Focus on stock price and shareholder returns • Any earned payout is subject to review and approval by the O&C Committee

Compensation Mix

Our executive compensation program emphasizes performance-based compensation. As shown below, a majority of our 2024 total target executive compensation was delivered in the form of short- and long-term incentives for which payouts are at risk.



CEO Target Compensation Mix: At Risk* — 13% Base Salary, 16% Annual Incentives, 39% PSUs, 32% RSUs, 87% AT RISK VARIABLE*

Other NEO Average Target Compensation Mix: At Risk* — 27% Base Salary, 20% Annual Incentives, 26% PSUs, 26% RSUs, 73% AT RISK VARIABLE*

* At risk variable compensation is comprised of the target value of annual cash incentive and stock-based awards, as their value is tied to our performance results against our financial and operational targets, our stock price, or both.

The Decision-Making Process

The O&C Committee oversees our executive compensation program working closely with its independent compensation consultant to help ensure the effectiveness of our compensation program. The O&C Committee's charter, which documents its authority and responsibilities, is available on the investor relations portion of the Company's website at **ir.flowserve.com** under the "Corporate Governance-Documents and Charters" caption.

The Role of the O&C Committee

The O&C Committee is responsible for determining the compensation of our Named Executive Officers and designing our executive compensation program. Determining compensation for our Named Executive Officers includes, among other things, determining each component of executive compensation and any related performance metrics, goals, attainment and payouts as described above in "Components of Executive Compensation." The O&C Committee also reviews Mr. Rowe's individual performance, including feedback solicited directly from the Board, and holds executive sessions without Mr. Rowe present to discuss his performance and establish a compensation recommendation for Mr. Rowe that will be presented to the Board for approval.

The Role of the CEO

Each year, Mr. Rowe presents compensation recommendations to the O&C Committee regarding the target compensation opportunities for each Named Executive Officer other than himself. Mr. Rowe makes his recommendations based upon an assessment of each executive's performance, the performance of the executive's business unit or function, pay relative to the competitive market, tenure, and an assessment of the retention risk for each executive. The O&C Committee annually reviews Mr. Rowe's recommendations for the other executives when establishing their compensation levels.

The Role of the Independent Compensation Consultant

The O&C Committee has retained F.W. Cook as its independent compensation consultant to provide advice regarding executive compensation matters. F.W. Cook generally provides:

- Input on the design of our executive compensation program, evolving market practices and the competitiveness of our program;
- Market data; and
- Input on proposed compensation decisions.

F.W. Cook attends all regularly scheduled O&C Committee meetings and calls. The O&C Committee assessed F.W. Cook's independence under the factors set forth in the SEC's rules and concluded that F.W. Cook was independent and that the consultant's work in 2024 did not raise any conflicts of interest.

Competitive Positioning and Our Compensation Peer Group ("CPG")

Annually, the O&C Committee reviews the base salaries, target bonuses and the grant date value of long-term incentive awards for each of our Named Executive Officers as compared to those same data elements for similar positions among our CPG, in addition to the other factors described in this Compensation Discussion & Analysis. The market data reviewed by the O&C Committee includes publicly available financial and compensation information reported by the CPG companies and general industry survey data, which for 2024 compensation decisions was provided by Willis Towers Watson.

The O&C Committee reviews the CPG and survey data to determine the median market compensation level for each executive's position and then considers this as one factor when setting each executive's target compensation for the year. Median compensation is used as a reference point for pay recommendations. Target pay varies from the median based on the executive's industry experience, tenure and performance in their role and at the Company, the role's strategic value to the Company, internal pay equity among our executives, and any other factors the O&C Committee deems relevant. The CPG is also used more generally when the O&C Committee reviews our compensation program design, including the types of compensation awarded and the terms and conditions of compensation components.

Our 2024 Compensation Peer Group

The O&C Committee conducts an annual review of the CPG to determine if any changes are appropriate. In choosing our peers, the O&C Committee involves management and uses research and advice from its independent compensation consultant. The O&C Committee generally seeks to include companies in similar industries, with applicable revenue and market cap scope, with similar business characteristics (such as margins and asset intensity) and adequate disclosure of executive compensation practices to help ensure no pay anomalies exist that are inconsistent with Flowserve's pay practices. No changes were made to the group for 2024.

2024 COMPENSATION PEER GROUP (CPG)

Ametek, Inc.	Nordson Corporation
Crane Company	Pentair plc
Donaldson Company, Inc.	Regal Rexnord Corporation
Dover Corporation	Snap-on Incorporated
Fortive Corporation	Terex Corporation
IDEX Corporation	Trinity Industries, Inc.
ITT Inc.	Westinghouse Air Brake
Kennametal Inc.	Technologies Corp.
Lincoln Electric Holdings, Inc	Woodward, Inc.
	Xylem Inc.

2024 Executive Compensation Decisions

Changes to Total Target Compensation for 2024

After reviewing Company performance, the positioning of each executive versus the market data provided by F.W. Cook and Willis Towers Watson, the performance of each executive over the prior year and historical compensation adjustments, the O&C Committee approved the following total target compensation levels and pay components for each NEO for 2024. In each case, the adjustments generally reflected market adjustments and strong individual performance by the NEOs. Following these adjustments, the executive team's total target compensation continued to be positioned near the median of the compensation peer group. As the majority of compensation is performance-based, should the Company fail to meet performance objectives, realized executive compensation could be significantly below the target compensation level.

Name/Title	Annual Base Salary (as of 12/31/24)	2024 AIP Target as a % of Salary	2024 LTI Target Grant Value	2024 Total Target Compensation	% Increase from 2023 in Total Target Compensation
R. Scott Rowe, CEO	$1,200,000	125%	$6,400,000	$9,100,000	6%
Amy Schwetz, CFO	$769,000	90%	$2,000,000	$3,461,000	10%
Lamar Duhon, President FLS Pumps Division	$598,000	70%	$1,000,000	$2,016,600	13%
Kirk Wilson, President FLS Flow Control Division	$500,000	65%	$675,000	$1,500,000	6%
Susan Hudson, CLO	$467,000	65%	$775,000	$1,545,550	15%

Rationale for Total Target Compensation Increases

Name	Compensation Adjustments	Rationale for Increase
Mr. Rowe	Increased target LTI by 9%	Market-based adjustments designed to maintain competitiveness of our executive compensation program and reflect strong individual performance by all NEOs. The adjustments provided predominantly in the form of long-term incentives are to foster alignment with the interests of our shareholders and incentivize long-term financial performance results and sustained value creation.
Ms. Schwetz	Increased base salary by 3%, target bonus percentage by 10 percentage points and target LTI by 11%	
Mr. Duhon	Increased base salary by 4% and target LTI by 25%	
Mr. Wilson	Increased base salary by 8% and target LTI by 4%	
Ms. Hudson	Increased base salary by 10% and target LTI by 19%	

Annual Incentive Plan

Our annual incentive plan is designed to incentivize performance on key annual financial and strategic priorities that are critical to our long-term success. Under this short-term incentive program, the O&C Committee establishes a target incentive award for each executive as a percentage of salary, performance metrics for the year and target performance levels for each metric.

2024 Award Structure*



* Normal rounding rules apply

Quantitative Performance Metrics

Working with its independent compensation consultant and management, the O&C Committee approves performance metrics that support key strategies to drive sustainable and profitable growth. Our 2024 AIP design continued to prioritize metrics aligned with our foundational pillars of execution, growth and efficiency.

Performance Metric	Relevance	Weightings
Adjusted Operating Income(1)	Key financial measure that incentivizes margin expansion	50%
Customer Bookings	Leading financial indicator of growth	30%
Adjusted Primary Working Capital (PWC) as a % of Sales(2)	Key financial measure that promotes focus on efficient use of capital	20%

(1) Adjusted Operating Income for purposes of the 2024 AIP excludes from operating income, realignment expenses, the impact of below-the-line foreign currency effects, and certain other discrete items which may arise, some of which are not captured in Annex I: Reconciliation of Reported Results to Non-GAAP Financial Measures in this Proxy Statement. For 2024, this includes additional adjustments to exclude MOGAS operating results from the Adjusted Operating Income metric utilized for AIP purposes.

(2) PWC is defined as accounts receivable, plus net inventories, less accounts payable. Adjusted PWC is defined as PWC plus contract assets, less contract liabilities and other current liabilities associated with revenue contracts with customers. Adjusted PWC as a % of Sales represents the full year four-quarter average Adjusted PWC as a percentage of annual sales.

Strategic Goals Payout Modifier

In 2024, the O&C Committee retained the strategic payout modifier for all NEOs to incentivize progress in key strategic areas that are pivotal for the Company's long-term growth and transformation strategy, while retaining focus on our fundamental quantitative financial and operational goals. The modifier allows for adjustment of otherwise earned payouts by up to +/- 15% based on accomplishments relative to key objectives in each of the strategic categories shown on page 47. The O&C Committee reviews performance results against the preset strategic objectives to determine the appropriate payout modifier of up to +/- 15%.

Quantitative Performance Metrics Targets & Results

Below is an overview of our performance against the 2024 financial and operational performance metrics. All targets were set in line with our internal business plans and external market guidance and required the same or greater level of effort as in prior years to achieve target performance. The 2024 targets represented growth over 2023 actual results.



2024 Annual Incentive Program Payout (Corporate)

Consolidated Flowserve Performance Metrics	Weighting	Threshold *50% Payout*	Target *100% Payout*	Maximum *200% Payout*	Actual	Payout
Adjusted Operating Income	50%	$425.0	$494.0	$565.0	$514.0	111%
Customer Bookings	30%	$4,208	$4,549	$4,890	$4,646.0	128%
Adjusted PWC as a % of Sales	20%	29.0%	27.6%	26.5%	27.4%	121%
					Total Payout	118%

2024 Annual Incentive Program Payout (Flowserve Pumps Division – Mr. Duhon)



Consolidated Flowserve Performance Metrics	Weighting	Actual	Threshold *50% Payout*	Target *100% Payout*	Maximum *200% Payout*	Payout
Adjusted Operating Income (FPD)	25%	$507.0	$397.0	$461.0	$527.0	169%
Customer Bookings (FPD)	30%	$3,296.0	$2,919.0	$3,156.0	$3,393.0	159%
Adjusted PWC as a % of Sales (FPD)	20%	26.9%	28.6%	27.2%	26.1%	129%
Corporate Adjusted Operating Income	25%	*(See chart above)*				111%
					Total Payout	143%

2024 Annual Incentive Program Payout (Flow Control Division – Mr. Wilson)



Consolidated Flowserve Performance Metrics	Weighting	Actual	Threshold *50% Payout*	Target *100% Payout*	Maximum *200% Payout*	Payout
Adjusted Operating Income (FCD)	25%	$189.0	$172.0	$200.0	$228.0	86%
Customer Bookings (FCD)	30%	$1,350.0	$1,288.0	$1,393.0	$1,497.0	96%
Adjusted PWC as a % of Sales (FCD)	20%	31.5%	32.6%	31.0%	29.8%	85%
Corporate Adjusted Operating Income	25%	*(See chart above)*				111%
					Total Payout	95%

Strategic Goals Payout Modifier

Below are the Company's 2024 strategic goal categories, key objectives and accomplishments:

ESG	**Key objectives:**
	• Continue to make progress on high-priority ESG roadmap goals
	• Prepare for and comply with ESG reporting requirements and regulations
	• Maintain our employee engagement positioning in the top quartile of general industry companies

Progress against objectives:
- Maintained *Newsweek* designation as one of America's Greenest & Most Responsible Companies
- Recognized by USA Today as one of America's Climate Leaders
- Aligned with our 2027 long-term targets, launched a refreshed Flowserve Cares program and contributed more than $650K into our four philanthropic focus areas
- Exceeded industry benchmarks for both participation and favorable engagement in Amplify Your Voice engagement survey
- Completed annual Code of Conduct training for associates and launched Code of Conduct training program for Flowserve distributors
- Exceeded 2024 targets for capturing supplier emissions data
- Safety measures remain at world-class levels

Expand the Flowserve Core	**Key objectives:**
	• Aggressively pursue programmatic acquisitions supporting our 3D Growth Strategy
	• Meaningful commercialization of products supporting our 3D Growth Strategy

Progress against objectives:
- Significant progress on strategic M&A, including closing MOGAS transaction in Q4 2024
- Divested NAF AB control valve business to Andritz in Q2 2024
- Programmatic funnel robust with opportunities
- Commercialized 11 new products to support 3D Growth Strategy
- Launched best-in-performance hydrogen refueling pump

Reimagine the Flowserve Core	**Key objectives:**
	• Grow 3D Bookings in alignment with our long-term strategy shared at 2023 Investor Day
	• Increase the number of assets that are monitored by RedRaven platform

Progress against objectives:
- 3D Bookings grew by 19.8% and 3D represents 30.4% of overall bookings
- RedRaven monitored assets increased by 7% year over year

The O&C Committee reviewed the accomplishments outlined above and concluded that all 2024 key objectives for the ESG, Expand the Flowserve Core, and Reimagine the Flowserve Core strategic categories were met. Accordingly, the O&C Committee exercised its discretion and approved an upward payout modifier of 1.15x for each member of the executive leadership team.

2024 Annual Incentive Plan Award Payouts

Our alignment of pay and performance is one of the key components of our compensation philosophy. Our 2024 AIP payouts are consistent with our strong 2024 performance. Adjusted Operating Income was strong with both Corporate and FPD attainment above their respective targets. Overall, Customer Bookings was strong with FPD well above target and FCD slightly below target. Both Corporate and FPD Adjusted PWC as a % of Sales performance was strong due to a new inventory control strategy and more discipline around vendor payments and customer collections. FCD Adjusted PWC as a % of Sales was below target.

2024 AIP Payout Summary

Named Executive Officer	Target Award	Quantitative Performance Goals Payout %	Strategic Goals Payout Modifier	Total Payout as a % of Target Award	Final Award
Mr. Rowe	$1,500,000	118%		136%	$2,040,000
Ms. Schwetz	$692,100	118%		136%	$941,256
Mr. Duhon	$418,600	143%	1.15x	164%	$686,504
Mr. Wilson	$325,000	95%		109%	$354,250
Ms. Hudson	$303,550	118%		136%	$412,828

Long Term Incentives

The Company's long-term incentive ("LTI") program is structured to:

- Incentivize participants to achieve the Company's long-term objectives;
- Retain participants to provide continuity of leadership for the benefit of our shareholders; and
- Create alignment with long-term interests of the Company's shareholders.

2024 Award Structure


Target award value divided by stock price at grant equals units granted
Performance Stock Units:
• 55% for CEO
• 50% for all other NEOs
Restricted Stock Units:
• 45% for CEO
• 50% for all other NEOs
×
Payout percentage (based on average annual performance over 3-year performance period and 3-year payout modifier)
Vests one-third each year on 1st, 2nd, and 3rd grant anniversaries
=
Units payable
Stock price at payout determines value at time of payout

The number of units granted in 2024 was determined by dividing the target LTI grant value by the average closing price of the Company's common stock reported on the NYSE during the 20 trading days ending on February 6, 2024 preceding the grant date of February 9, 2024, which was $40.41. Except for the CEO, the stock units were delivered as 50% in PSUs and 50% in RSUs.

The O&C Committee increased the CEO's 2024 LTI target grant value by $550,000 over the prior year to better align with market pay levels. The increase was awarded entirely in PSUs to enhance the award's performance alignment. As a result, Mr. Rowe's 2024 target LTI was delivered 55% in the form of PSUs and 45% in the form of RSUs.

2024 Performance Stock Unit ("PSU") Grant

Aligning with our compensation objectives, performance-based stock awards provide a strong incentive for our executives to achieve specific performance goals over the associated performance period to advance our business strategy, build long-term shareholder value and encourage executive retention.

Performance Metrics

Working with its independent consultant and management, the O&C Committee approved the below performance measures for the 2024 PSU awards, which support our strategic focus on growth, margin expansion, capital efficiency and shareholder value creation.

Performance Metric	Weighting	Relevance	Measurement
ROIC[1]	50%	Incentivize the responsible and efficient allocation of capital to profitable investments	Absolute attainment for each single year 2024, 2025 and 2026 during the 2024 to 2026 performance period with targets established at the beginning of each year. This approach helps address difficulty in goal setting in an industry with volatile end markets and drives strong performance against pre-set annual goals. Earned payout percentages for each year are averaged to determine the payout percentage at the end of the 3-year performance cycle, if any, for the 2024 PSUs tied to the applicable performance metric.
FCF as a % of Adjusted Net Income[2]	50%	Manage the business with a focus on operational efficiency	
rTSR Payout Modifier +/-15% Potential Adjustment	Applies to all PSUs	Reward outperformance or penalize underperformance compared to the market in which Flowserve competes for investor capital	Relative 3-year TSR compared to the 2024 Performance Peer Group ("PPG"), with no upward adjustment if Flowserve's absolute TSR over the 3-year performance period is negative.

(1) ROIC is determined by dividing adjusted net operating profit after taxes ("NOPAT") by average invested capital. NOPAT is calculated by subtracting income taxes and other adjusted items including realignment expense, pension expense in excess of service cost and certain other discrete items which may arise. Average invested capital is the sum of allowance for doubtful accounts, debt and equity minus cash and is a two-year average of these items over the current and prior year periods.

(2) FCF as a % of Adjusted Net Income represents net cash flows provided (used) by operating activities less capital expenditures as a percentage of Adjusted Net Earnings (Loss). Adjusted Net Income is definitionally the same as Adjusted Net Earnings (Loss) and the terms are used interchangeably. See Annex I to this Proxy Statement for a reconciliation of Adjusted Net Earnings (Loss) against the most directly comparable GAAP financial measure.

2024 ROIC

The O&C Committee sets the ROIC goal for each fiscal year at the beginning of the applicable fiscal year. Following the conclusion of the third year, the payout attributable to the ROIC metric for the PSUs then-vesting is determined by averaging the earned payout for each of the three fiscal years in the applicable performance period. In February 2024, the O&C Committee approved the 2024 ROIC goal and payout levels as presented below to cover one-third of each of the 2022, 2023 and 2024 PSU grants.

Payout Level	Threshold	Target	Maximum
Performance Goal	11%	12.6%	13.9%
% Attainment of target	87%	100%	110%
Payout %	50%	100%	200%

Note: Interpolation is used to calculate the payout % for attainment that falls between payout levels shown above.

2024 FCF as a % of Adjusted Net Income

The O&C Committee sets the FCF goal for each fiscal year at the beginning of the applicable fiscal year. Following the conclusion of the third year, the payout attributable to the FCF metric for the PSUs then-vesting is determined by averaging the earned payout for each of the three fiscal years in the applicable performance period. In February 2024, the O&C Committee approved the 2024 FCF goal and payout levels as presented below to cover one-third of each of the 2023 and 2024 PSU grants.

Payout Level	Threshold	Target	Maximum
Performance Goal	75%	85%	100%
% Attainment of target	88%	100%	118%
Payout %:	50%	100%	200%

Note: Interpolation is used to calculate the payout % for attainment that falls between payout levels shown above.

In setting the 2024 ROIC and FCF as a % of Adjusted Net Income performance targets, the O&C Committee determined that the targets set forth above maintained the same level of rigor as in the prior performance periods. Such targets aligned with our internal operating plan for the year and require significant effort from the management team to achieve.

Relative Total Shareholder Return ("rTSR") Payout Modifier

Any earned PSUs under both performance metrics shown above are subject to adjustment based on the Company's 3-year (2024 - 2026) TSR performance relative to the 2024 PPG, as follows:

If Flowserve's absolute TSR performance falls:	The otherwise earned payout is multiplied by:
At or below the 25th percentile of the PPG	85%
Between the 25th and 75th percentiles of the PPG	100%
At or above the 75th percentile of the PPG	115% (unless Flowserve's absolute TSR is negative, in which case 100% applies)

2024 Performance Peer Group ("PPG")

Each of the companies in the S&P 500 Industrials Index as of January 1, 2024 comprise the PPG (see Annex II).

2024 RSU Grant

The 2024 RSUs vest ratably over three years on March 1 in each of the three years following the grant date. RSUs not only provide a retention incentive, but they also align the interests of grant recipients with those of shareholders with a focus on stock price and TSR over the vesting period.

SETTLEMENT OF 2022 PERFORMANCE STOCK UNITS

The PSUs granted in 2022 for the 2022 - 2024 performance period were structured and paid out as follows:

2022 PSU Structure

Weighting	Performance Metric	Measurement
50%	ROIC	*Absolute ROIC attainment.* Threshold, target and maximum payout levels for each of 2022, 2023, and 2024 were established at the beginning of the respective year. Earned payout percentages for each year were averaged to determine the overall payout percentage for this metric.
50%	FCF as a % of Adjusted Net Income	*Absolute FCF as a % of Adjusted Net Income attainment.* Threshold, target and maximum payout levels for the 3-year performance period were established at the beginning of the performance period.
+/- 15% Payout Modifier	rTSR	Any earned PSUs under both performance metrics shown above were subject to adjustment based on the Company's 3-year (2022 - 2024) TSR performance relative to the 2022 Peer Performance Group (see Annex III) based on the payout table established at the beginning of the performance period.

2022-2024 ROIC Attainment and Payout %

The O&C Committee approved a payout of 133.3% of the 2022 PSUs granted that were tied to the ROIC performance metric:

Year	ROIC Performance Goal (Target)	Performance Achieved		Payout % in Accordance with Pre-established Payout Table
		Attainment	% Attainment of Goal	
2022	11.5%	7.3%	63.4%	0%
2023	9.0%	12.6%	140%	200%
2024[1]	12.6%	15.2%	120%	200%
			3-Year Average ROIC Payout %	**133.3%**

(1) In determining performance achievement, the O&C Committee determined Net Operating Profit After Taxes by adjusting the following financial statement items consistent with the methodology used for determining all adjusted financials, so that attainment reflects 2024 business results excluding the following one-time events:

- Consolidated Operating Income - See Annex I: Reconciliation of Reported Results to Non-GAAP Financial Measures; and
- Certain one-time tax expenses.

2022-2024 FCF as a % of Adjusted Net Income Attainment and Payout %

The O&C Committee determined that no portion of the 2022 PSUs granted that were tied to the FCF as a % of Adjusted Net Income performance metric would pay out:

FCF as a % of Adjusted Net Income Performance Goal (Target)	Performance Achieved		Payout % in Accordance with Pre-established Payout Table
	Attainment	% Attainment of Goal	
90%	43.4%	0%	0%

rTSR Payout Modifier

Flowserve's 3-year TSR of 94.8% was in the 81st percentile of the 2022 PPG, resulting in a 15% adjustment to the payouts shown above.

As a result of our strong pay-for-performance culture, our final 2022 PSU payout was as follows:

2022 PSU Payout Summary

Metric	Weighting	Payout %	Weighted Payout
ROIC	50%	133.3%	50%
FCF as a % of Adjusted Net Income	50%	0%	50%
Payout % (Sum of Weighed Payouts for Each Metric)			66.7%
rTSR Payout Modifier			1.15x
Total Payout Including rTSR Payout Modifier			**76.7%**

No discretionary adjustments were considered or made to the formulaic payouts shown above.

Other Benefits

Other benefits provided to the NEOs are generally consistent with those provided to other employees of the Company, including health and retirement benefits. These compensation program elements are outlined in the chart below and discussed in more detail in the narrative the below chart.

In 2023, the O&C Committee approved changes to Flowserve's retirement program that are reflected in italicized text in the chart below. In 2024, shareholders approved a U.S. Employee Stock Purchase Plan for all non-union eligible U.S. associates including the Executive Officers.

	Plan	Description	Eligible Employees
Retirement Benefits	Qualified Pension Plan	Tax-qualified pension plan	All salaried U.S. employees
			Frozen to new participants effective January 1, 2024 and frozen to future accruals as of January 1, 2025
	Senior Management Pension Plan	Non-qualified defined benefit plan to restore pension benefits that cannot be provided in a qualified plan due to certain employees' compensation levels	*Frozen to new participants effective January 1, 2024 and contribution credits frozen as of January 1, 2025*
	Supplemental Executive Pension Plan	Non-qualified supplemental defined benefit plan to maintain competitive benefits	*Frozen to new participants effective September 1, 2023*
	401(k) Plan	Tax-qualified plan in which Flowserve matches 75% of pre-tax contributions up to 6%	All eligible U.S. Employees
		In connection with the Qualified Pension Plan and Senior Management Pension Plan freeze, effective as of January 1, 2024 for new eligible employees and January 1, 2025 for existing eligible employees, we have (1) increased the matching contributions under our 401(k) plan to 100% of the first 5% of eligible compensation contributed to the plan, (2) added a discretionary employer contribution of 1.5% of eligible compensation for all eligible employees, and (3) reduced the vesting schedule applicable to employer contributions to run over a three-year rather than a five-year schedule	
	Supplemental Retirement Savings Plan ("SRSP")	*Non-qualified supplemental defined contribution plan to maintain competitive benefits commencing in 2024 for new hires and 2025 for all participants; Provides a discretionary employer contribution of 6.5% of each participant's eligible compensation in excess of applicable IRS limits*	Executive Officers and U.S. employees that earn compensation in excess of the Internal Revenue Code ("IRC") 401(a)(17) limit, which was $345,000 for 2024
Other Benefits	Employee Stock Purchase Plan	Allows eligible employees to purchase Flowserve stock through payroll deductions and receive a 15% company match; limited to $25,000 payroll deductions per year	All non-union U.S. Employees
	Executive Officer Severance Plan	Provides severance benefits in the event of a qualifying termination	Executive Officers
	Change in Control Severance Plan	Provides severance benefits upon a qualifying termination in connection with a change in control of the Company	Senior Executives including Executive Officers
	Limited personal benefits	Executive physical exam, enhanced vacation and financial counseling with a dedicated advisor	Senior Executives

Retirement Benefits

We provide pension benefits to certain U.S. salaried employees, including the NEOs, under the Flowserve Corporation Pension Plan (the "Qualified Plan"), which is a tax-qualified defined benefit pension plan. Because the IRC limits the pension benefits that can be accrued under a tax-qualified pension plan (based on an annual compensation limit), we also maintain a separate non-qualified defined benefit restoration pension plan, the Senior Management Retirement Plan (the "SMRP"). The SMRP compensates participants, including the NEOs, for the reduction in their pension benefit resulting from this IRC limitation. The SMRP is designed to provide a comparable level of retirement benefits to those provided to other U.S. employees under the Qualified Plan based on a comparable benefit formula. Both the Qualified Plan and the SMRP were frozen to new participants effective January 1, 2024, and were frozen to further benefit accruals effective January 1, 2025. In addition, we also maintain a second non-qualified supplemental defined benefit pension plan, the Supplemental Executive Retirement Plan (the "SERP"), for our eligible U.S. executives, including the NEOs, in order to attract and incentivize the retention of senior leaders. The SERP was frozen to new participants effective September 1, 2023. These three programs were designed to provide eligible U.S. executives with income following retirement and to help attract and retain executive talent by providing comprehensive retirement benefits.

Participants in the Qualified Plan and the SMRP accrued contribution credits based on age and years of service at the rate of 3% to 7% for eligible earnings up to the Social Security wage base, and at the rate of 6% to 12% for eligible earnings in excess of the Social Security wage base. Participants in the SERP accrued contribution credits at the rate of 5% of all eligible earnings. Eligible earnings generally include base salary and annual incentive awards. SERP participants also earn interest on the accrued contributions based on the rate of return on 10-year Treasury bills. As noted above, further benefit accruals under the Qualified Plan and the SMRP ceased as of January 1, 2025.

We also maintain a 401(k) plan to enable all eligible U.S. employees, including the NEOs, to contribute a portion of their eligible compensation for wealth accumulation. During 2024, for U.S. employees hired prior to January 1, 2024, the Company provided a 75% match on the first 6% of eligible compensation that an employee contributes to the plan. All eligible U.S. employees hired on or after January 1, 2024, and beginning on January 1, 2025, for all new participants regardless of hire date, (i) the matching contribution increased to 100% of participant contributions up to 5% of covered compensation and (ii) the company provides a discretionary employer contribution of 1.5% of eligible compensation for all participants.

In connection with the Qualified Plan and SMRP plan freezes, we have also implemented a new non-qualified Supplemental Retirement Savings Plan ("SRSP") for eligible U.S. executives, including the NEOs, which provides a discretionary employer contribution of 6.5% of each participant's eligible compensation in excess of applicable IRS limits. The SRSP was made available to new hires effective January 1, 2024 and to all eligible executives effective January 1, 2025.

Employee Stock Purchase Plan

All non-union U.S. employees are eligible to participate in the Flowserve Employee Stock Purchase Plan (the "ESPP"). The ESPP allows employees to purchase shares of Flowserve stock through payroll deductions and receive a 15% company match. The ESPP allows employees to contribute a maximum of 50% of each paycheck or $25,000 per year, whichever comes first.

Executive Officer Severance Plan

Each of the NEOs participates in the Company's Amended and Restated Executive Officer Severance Plan (the "Officer Severance Plan"). Under this plan, the Company's officers are provided benefits upon a termination due to a reduction in force or by the Company without cause. No benefits are payable under the Officer Severance Plan to any officer who receives benefits under the Company's Change in Control Severance Plan (the "CIC Plan"). The Officer Severance Plan does not provide for any additional payments or benefits upon a termination of employment by the Company for cause, upon the executive's resignation for any reason (including "good reason" or "constructive termination") or upon the executive's death or disability.

Plan Provision	Treatment Under Plan
Cash Severance	• 24 months' base salary continuation • Payment equivalent to target AIP award, provided the Company actually achieves at least threshold performance for each metric under the terms of the program for the award year in which termination occurs
PSUs	A pro-rated payout of the PSUs, if any, that have a performance cycle that would otherwise end in the year that contains the termination date based on the number of months the executive was employed during the performance period
RSUs	For RSUs granted prior to February 15, 2022, a cash payment in lieu of any RSUs that would otherwise vest within 90 calendar days following the termination date based on the Company's average closing stock price over the twenty trading days in the month preceding the officer's termination date *Note: For RSUs granted on or after February 15, 2022, award agreements govern and generally provide for continued vesting of those RSUs that would have otherwise vested within 90 calendar days following termination*

Change in Control Severance Plan

Each of the NEOs participates in the Company's CIC Plan. Benefits under the CIC Plan are triggered if, within two years following a change in control the NEO is terminated without cause (and not on account of death or disability) or resigns for reasons constituting a "constructive termination." Benefits are also triggered if a NEO is terminated within the 90-day period immediately prior to a change in control if such termination (i) occurs after the initiation of discussions leading to such change in control and (ii) can be demonstrated to have occurred at the request or initiation of parties to such change in control. The severance benefits provided upon a termination of employment covered under the CIC Plan include:

Plan Provision	CEO	Other Participants Including Other NEOs
Cash Severance[1]	A lump sum payment equal to 3x the sum of the executive's annual base salary and target annual incentive	A lump sum payment equal to a multiple of the executive's annual base salary and target annual incentive as follows: • 2.5x for executive vice presidents[2]; • 2.0x for senior vice presidents and presidents; and • 1.5x for vice presidents
Annual Incentive Plan Award	Payment of pro-rata annual incentive plan target award	
Long-Term Incentive Awards	Full vesting at target of each cash (if any) or stock-based long-term incentive award. NEOs have 90 days following the date of employment termination to exercise any vested stock options	
Life, Medical, Health and Accident Benefits	Company provided coverage for the executive and his or her dependents for a number of months following termination equal to annual severance multiplier used to calculate the cash payment, multiplied by 12 months	
Supplemental Pension Benefits	Supplemental pension benefits equal to the difference between the amounts the executive would have been entitled to had he or she remained employed through the end of the benefits continuation period and the amounts actually received	

(1) For purposes of this calculation, the base salary is the highest of: (i) the highest-annualized monthly base salary during the twelve months preceding the termination; (ii) the base salary in effect on the date of termination; and (iii) the base salary in effect on the date of the change in control.

(2) The Company does not currently have any Executive Vice Presidents.

Limited Personal Benefits

The O&C Committee strives to make our executive compensation program primarily performance-based and, as such, only provides limited benefits to Executive Officers that are not provided to other employees. These benefits are prevalent in the marketplace and increase the overall effectiveness of the Executive Officers in the performance of their roles:

- Executive Physical – other employees receive a standard physical
- Enhanced Vacation – a minimum of 4 weeks compared to 3 weeks for other employees
- Financial Counseling – a dedicated financial counselor compared to a financial wellness benefit for other employees (same service provider for both employee populations)

Compensation Governance Policies

Stock Ownership Requirements

To further align executive and shareholder interests, each of our NEOs is required to own a minimum amount of Company common stock equal in value to a specified multiple of their annual base salary. We believe maintaining these robust ownership levels supports our efforts to align executive interests with those of our shareholders.

Employee Level	Ownership Requirement
Chief Executive Officer	6x annual base salary
Presidents and Senior Vice Presidents	3x annual base salary
Vice Presidents	1x annual base salary

Our guidelines are administered as follows:

- Shares held directly by an executive and unvested RSUs count toward satisfying the stock ownership requirements. Unvested PSUs and unexercised stock options do not count toward satisfying the stock ownership requirements.
- The required stock ownership levels are expected to be achieved within five years from the date the guidelines were first applicable or within five years of the executive joining the Company.
- Executives who do not meet the ownership requirement must show that they have retained at least 60% of the net shares received from vested RSUs and PSUs from the time the ownership guidelines became applicable.
- As of December 31, 2024, all NEOs met their stock ownership requirement.

Anti-Hedging and Pledging Policies

Under the Company's Insider Trading Policy all directors and employees (including the NEOs) are prohibited from pledging stock and engaging in any transactions (such as trading in options) that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's common stock.

Clawback Policies

The Board maintains a Dodd-Frank-aligned Clawback Policy (the "Dodd-Frank Clawback Policy") designed to comply with the final listing standards adopted by the NYSE to implement Exchange Act Rule 10D-1. Under the Dodd-Frank Clawback Policy, Flowserve will recoup any excess incentive-based compensation earned by an executive officer (including each of our NEOs), on or after October 2, 2023 and during a three fiscal year lookback period, in the event of a financial restatement if a lesser amount of incentive-based compensation would have been earned had such incentive-based compensation been determined based on the restated results. For purposes of the Dodd-Frank Clawback Policy, incentive-based compensation includes any compensation granted, earned or vested based in whole or in part on the Company's attainment of a financial reporting measure.

The O&C Committee has also adopted a separate Recoupment of Incentive Compensation Policy (the "Misconduct Clawback Policy"), which applies to officers holding a title of Vice President or higher (including all NEOs). The Misconduct Clawback Policy authorizes the O&C Committee to, in its discretion, seek recoupment: (1) of any excess amounts earned under the AIP or any performance-based LTIP (including PSUs) by a covered officer during a three fiscal year lookback period in the event of a financial restatement if it is determined that a lesser amount would have been earned had such compensation been determined based on the restated results, and (2) of any amounts earned under the AIP or any of our equity incentive programs (including both PSUs and time-based RSUs) during the three-year period preceding the discovery of an event the covered officer engages in that constitutes misconduct, including a willful and material violation of our Code of Conduct.

These clawback policies continue to reinforce our commitment to integrity and the highest standards of ethical conduct through our compensation program.

Accounting Implications of Executive Compensation

The Company recognizes compensation expense in our financial statements for all equity-based awards pursuant to the principles set forth in FASB ASC 718, "Compensation—Stock Compensation." The O&C Committee considered the GAAP accounting implications of the awards in setting the long-term incentive mix and further determined that the mix of RSUs and PSUs was appropriate for 2024.

Equity Grant Timing

The Company currently grants equity awards to our executive officers at the regularly scheduled O&C Committee and Board meetings in February of each year, with such grants effective on the date of the Board meeting, when awards to our CEO are typically approved. The Board generally grants director equity awards each year immediately following our annual meeting of shareholders. The Company may also consider and approve interim or mid-year grants, from time to time based on business needs and may change its equity grant practices in the future. Although the Company does not currently grant stock options, eligible U.S. employees may enroll to purchase shares under the terms of our Employee Stock Purchase Plan with monthly purchase dates using payroll deductions accumulated during the prior monthly accumulation period. The Company does not take material non-public information into account when determining the timing and terms of equity awards and has not timed the disclosure of material non-public information for the purpose of affecting the value of executive compensation.

Executive Compensation Program Review and Compensation Risk

The O&C Committee regularly monitors and annually reviews our compensation programs to determine, in consultation with its compensation consultant, whether the elements of the program are consistent with our executive compensation objectives and principles. As part of this, the O&C Committee evaluates whether the Company's risk management objectives are being met with respect to the executive compensation program and our compensation programs in aggregate. If the elements of the program are determined to be inconsistent with our objectives and principles, or if any incentives are determined to encourage risks that are reasonably likely to have a material adverse effect on us, the elements are adjusted as necessary.

The O&C Committee has concluded that no risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the O&C Committee considered the following:

Attribute	Risk-Mitigating Effect
Emphasis on long-term, equity-based compensation subject to our rigorous Clawback Policies	Discourages risk-taking that produces short-term results at the expense of building long-term shareholder value
Long vesting requirements: • 3-year ratable vesting for RSUs • 3-year performance period for PSUs	
AIP and PSU payouts are capped	
The O&C Committee can exercise discretion in determining AIP payouts	
Robust stock ownership guidelines	Helps ensure alignment with shareholder interests
No derivative transactions allowed	
Independent compensation consultant retained by the O&C Committee	Incentive programs are balanced to reward the accomplishment of appropriate short-term goals that facilitate long-term sustainability and growth for shareholders

Organization and Compensation Committee Report

The O&C Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above in this proxy statement with Management. Based on this review and discussion, the O&C Committee recommended to the Board of Directors that this Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2024.

John L. Garrison, Chairman
Gayla J. Delly
Cheryl H. Johnson
Michael C. McMurray

Summary Compensation Table

The following table sets forth compensation information for 2024, 2023 and 2022 for our Named Executive Officers.

Name and Principal Position	Year	Salary ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
R. Scott Rowe President & Chief Executive Officer	2024	1,200,000	6,672,310	2,040,000	665,849	20,928	10,599,087
	2023	1,200,000	6,270,244	2,670,000	422,246	20,996	10,583,487
	2022	1,181,962	5,942,446	1,179,210	377,658	21,617	8,702,893
Amy B. Schwetz Senior Vice President & Chief Financial Officer	2024	762,808	2,082,128	941,256	253,325	32,542	4,072,059
	2023	734,416	1,928,159	1,062,304	163,055	37,707	3,925,641
	2022	693,963	1,705,192	442,109	143,165	30,244	3,014,673
Lamar L. Duhon President, Flowserve Pumps Division	2024	591,808	1,041,064	686,504	179,735	32,394	2,531,505
	2023	527,885	856,976	603,750	82,771	31,589	2,102,970
	—	—	—	—	—	—	—
Kirk R. Wilson President, Flow Control Division	2024	490,308	702,715	354,250	213,713	16,082	1,777,068
	2023	459,109	696,265	509,704	147,453	12,936	1,825,467
	—	—	—	—	—	—	—
Susan C. Hudson Senior Vice President, Chief Legal Officer and Corporate Secretary	2024	455,423	806,818	412,828	126,491	37,785	1,839,345
	2023	417,538	696,265	490,568	80,944	30,516	1,715,832
	—	—	—	—	—	—	—

(1) Amounts disclosed reflect actual salary payments during 2024.

(2) Represents the grant date fair value of long-term equity incentive awards under the Company's long-term incentive program computed in accordance with FASB ASC 718 "Compensation—Stock Compensation", excluding the impact of forfeitures. Stock awards include the annual incentive awards granted in the form of restricted stock units that vest ratably over a three-year period and contingent performance share units. The performance criteria for the performance share units are described in further detail under the caption "2024 Executive Compensation Decisions—Long Term Incentives" above. The reported value of the performance share units is computed based on the grant date estimate of compensation cost to be recognized over the three-year period. Payout for the contingent performance awards can range from 0 shares to a maximum of 230% of target (assuming maximum performance and application of the +15% rTSR modifier). Assumptions used in the valuations are discussed in Note 8 to the Company's audited consolidated financial statements for the year ended December 31, 2024 in the Annual Report.

The value of the 2024 stock awards are calculated using a price per share of $41.50, the closing market price of the Company's common stock as reported by the NYSE on February 9, 2024, the date of the grant. The table below sets forth each NEO's long-term equity incentive awards granted in 2024.

Name	Restricted Stock Units (#)	Value of Restricted Stock Units ($)	Performance Share Units Target (#)	Performance Share Units – Target ($)(A)	Performance Share Units – Maximum (#)	Performance Share Units – Maximum ($)(B)
R. Scott Rowe	71,145	2,952,518	87,230	3,719,487	200,629	8,326,104
Amy B. Schwetz	24,746	1,026,959	24,746	1,055,169	56,916	2,362,006
Lamar L. Duhon	12,373	513,480	12,373	527,585	28,458	1,181,003
Kirk R. Wilson	8,351	346,567	8,351	356,087	19,207	797,103
Susan C. Hudson	9,589	397,944	9,589	408,875	22,055	915,270

(A) The contingent performance share units vest based on the achievement of ROIC, Free Cash Flow and relative TSR metrics. The amounts disclosed in this column have a fair value of $42.64 per share calculated using the Monte Carlo simulation.
(B) The maximum potential value of the contingent share units assumes a 230% payout after application of the rTSR payout modifier and is based on the $41.50 per share closing market price as reported by the NYSE on February 9, 2024, the date of the grant.

(3) The amounts in this column represent the earned annual cash incentive awards under the Company's Annual Incentive Plan for the applicable year.

(4) This column includes the following components for the Named Executive Officers for 2024, calculated at the aggregate incremental cost to the Company:

Name	Defined Contribution Retirement Plan Contributions ($)	Insurance Premiums(A) ($)	Other ($)	Total ($)
R. Scott Rowe	14,850	2,034	4,044(B)	20,928
Amy B. Schwetz	14,850	962	16,730(C)	32,542
Lamar L. Duhon	14,850	814	16,730(C)	32,394
Kirk R. Wilson	10,777	1,750	3,555(B)	16,082
Susan C. Hudson	14,850	547	22,388(D)	37,785

(A) Reflects annual premiums for group term life insurance.
(B) Reflects amounts attributable to an annual physical exam.
(C) Reflects amounts attributable to annual financial counseling.
(D) Reflects amounts attributable to annual physical exam ($5,658) and annual financial counseling ($16,730).

2024 Grants of Plan-Based Awards

The following table sets forth certain information with respect to 2024 plan-based awards granted to the Named Executive Officers during the year ended December 31, 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
R. Scott Rowe		637,500	1,500,000	3,450,000	—	—	—	—	—
	2/09/2024	—	—	—	37,073	87,230	200,629	—	3,719,487[4]
	2/09/2024	—	—	—	—	—	—	71,145[5]	2,952,518
	12/01/2024	—	—	—	—	—	—	5[6]	305
Amy B. Schwetz		294,143	692,100	1,591,830	—	—	—	—	—
	2/09/2024	—	—	—	10,517	24,746	56,916	—	1,055,169[4]
	2/09/2024	—	—	—	—	—	—	24,746[5]	1,026,959
Lamar L. Duhon		177,905	418,600	962,780	—	—	—	—	—
	2/09/2024	—	—	—	5,259	12,373	28,458	—	527,585[4]
	2/09/2024	—	—	—	—	—	—	12,373[5]	513,480
Kirk R. Wilson		138,125	325,000	747,500	—	—	—	—	—
	2/09/2024	—	—	—	3,549	8,351	19,207	—	356,087[4]
	2/09/2024	—	—	—	—	—	—	8,351[5]	346,567
	12/01/2024	—	—	—	—	—	—	1[6]	61
Susan C. Hudson		129,009	303,550	633,165	—	—	—	—	—
	2/09/2024	—	—	—	4,075	9,589	22,055	—	408,875[4]
	2/09/2024	—	—	—	—	—	—	9,589[5]	397,944

(1) Under the Annual Incentive Plan, the primary performance measures are internally defined metrics approved by the O&C Committee. In February 2024, the O&C Committee approved metrics based on Adjusted Operating Income, Adjusted Primary Working Capital as a Percentage of Sales and Customer Bookings. Actual amounts payable under the Annual Incentive Plan, if any, can range from 50% (Threshold) to 200% (Maximum) of the target amounts for the Named Executive Officers based upon the extent to which performance under the foregoing criteria meets, exceeds or is below the target. In addition, the payment is subject to a strategic goals payout modifier which may increase or decrease the payout by +/-15%. These amounts represent amounts payable if the Named Executive Officer is employed for the full calendar year.

(2) The number of shares listed represents long-term equity incentive awards in the form of PSUs under the Company's long-term incentive program. The performance criteria for these awards are discussed in "2024 Executive Compensation Decisions—Long Term Incentives" above.

(3) These amounts represent the fair value, as determined under FASB ASC Topic 718, of the stock awards based on the grant date fair value estimated by the Company for financial reporting purposes, excluding the effect of estimated forfeitures.

(4) Represents the fair value on the date of grant of PSUs, excluding the effect of estimated forfeitures and using the Monte Carlo simulation. During the performance period, earned and unearned compensation expense is adjusted based on changes in the expected achievement of the performance targets.

(5) The amounts shown reflect the number of annual RSUs granted to each Named Executive Officer under the Company's long-term incentive plan.

(6) Represents shares contributed by the Company as a 15% match to the shares the Named Executive Officer purchased under the Company's ESPP.

Outstanding Equity Awards at Year-End 2024

The following table sets forth information with respect to outstanding equity awards held as of December 31, 2024, by the Named Executive Officers.

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested[1] ($)
R. Scott Rowe	114,943[2]	48.63	5/4/2027	160,483[3]	9,230,983	—	—
	—	—	—	71,995[4]	4,141,152	204,312[5]	11,752,026
	—	—	—	—	—	203,259[6]	11,691,458
Amy B. Schwetz	—	—	—	51,930[7]	2,987,013	—	—
	—	—	—	20,659[4]	1,188,306	62,032[5]	3,568,081
	—	—	—	—	—	57,871[6]	3,328,740
Lamar L. Duhon	—	—	—	23,344[8]	1,342,746	—	—
	—	—	—	6,574[4]	378,136	27,570[5]	1,585,826
	—	—	—	—	—	28,936[6]	1,664,399
Kirk R. Wilson	—	—	—	17,572[9]	1,010,741	—	—
	—	—	—	7,513[4]	432,148	22,400[5]	1,288,448
	—	—	—	—	—	19,530[6]	1,123,366
Susan C. Hudson	—	—	—	18,294[10]	1,052,271	—	—
	—	—	—	4,642[4]	267,008	22,400[5]	1,288,448
	—	—	—	—	—	22,425[6]	1,289,886

(1) Calculated using a price per share of $57.52 the closing market price of the Company's common stock as reported by the NYSE on December 31, 2024, the last trading date of the Company's last completed fiscal year. The RSU and contingent performance share unit amounts include dividend equivalents accrued on the "target" award, which will vest only to the same extent as the underlying award, if at all.

(2) All stock options vested on April 1, 2020.

(3) 31,289 RSUs vested on February 15, 2025, 28,719 RSUs vested on February 17, 2025, and 24,113 RSUs vested on March 1, 2025, in each case including accrued dividend equivalents. Mr. Rowe's remaining RSUs vest as follows: 28,718 shares of RSUs on February 17, 2026; 24,113 RSUs on March 1, 2026 and on March 1, 2027.

(4) These represent contingent performance share units under the Company's long-term incentive program, plus accrued dividend equivalents. The targets set for the 2022 plan were based on: 1) ROIC improvement goals compared to the Company's long-term ROIC targets; and 2) Free Cash Flow as a percent of net income, including a secondary measure of relative TSR which could increase or decrease the award 15% compared to that of the PPG for the same period. Payouts could range from 0 shares to a maximum of 230% of the target. In February of 2025, these awards were certified based on performance through December 31, 2024 and vested at 76.7% of target on February 13, 2025 and are reflected at such level in the table above.

(5) These represent contingent performance share units under the Company's long-term incentive program, plus accrued dividend equivalents. The targets set for the 2023 plan are based on: 1) ROIC improvement goals compared to the Company's long-term ROIC targets; and 2) Free Cash Flow as a percent of net income, including a secondary measure of relative TSR which can increase or decrease the award 15% compared to that of the PPG for the same period. Payouts can range from 0 shares to a maximum of 230% of the target. In accordance with SEC requirements, these contingent performance share units are shown at maximum in this table.

(6) These represent contingent performance share units under the Company's long-term incentive program, plus accrued dividend equivalents. The targets set for the 2024 plan are based on: 1) ROIC improvement goals compared to the Company's long-term ROIC targets; and 2) Free Cash Flow as a percent of net income, including a secondary measure of relative TSR which can increase or decrease the award 15% compared to that of the PPG for the same period. Payouts can range from 0 shares to a maximum of 230% of the target. In accordance with SEC requirements, these contingent performance share units are shown at maximum in this table.

(7) 8,978 RSUs vested on February 15, 2025, 8,990 RSUs vested on February 17, 2025, and 8,387 RSUs vested on March 1, 2025, including accrued dividend equivalents. Ms. Schwetz's remaining RSUs vest as follows: 8,990 RSUs on February 15, 2026; 8,387 RSUs on March 1, 2026 and on March 1, 2027.

(8) 2,858 RSUs vested on February 15, 2025, 3,996 RSUs vested on February 17, 2025, and 4,194 RSUs vested on March 1, 2025, including accrued dividend equivalents. Mr. Duhon's remaining RSUs vest as follows: 3,995 RSUs on February 17, 2026; 4,193 RSUs on March 1, 2026 and on March 1, 2027.

(9) 3,166 RSUs vested on February 15, 2025, 3,148 RSUs vested on February 17, 2025, and 2,725 RSUs vested on March 1, 2025, including accrued dividend equivalents. Mr. Wilson's remaining RSUs vest as follows: 3,148 RSUs on February 17, 2026; 2,724 RSUs on March 1, 2026 and on March 1, 2027.

(10) 1,372 RSUs vested on February 15, 2025, 3,246 RSUs vested on February 17, 2025, 3,250 RSUs vested on March 1, 2025 and 746 RSUs will vest on May 23, 2025, in each case including accrued dividend equivalents. Ms. Hudson's remaining RSUs vest as follows: 3,246 RSUs on February 17, 2026; 3,250 RSUs on March 1, 2026 and on March 1, 2027.

2024 Option Exercises and Stock Vested

The following table sets forth certain information with respect to restricted stock unit vesting during the fiscal year ended December 31, 2024, with respect to the Named Executive Officers. No Named Executive Officers exercised any stock options during 2024.

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)**
R. Scott Rowe	199,566	8,510,072
Amy B. Schwetz	50,110	2,135,272
Lamar L. Duhon	6,739	289,328
Kirk R. Wilson	19,178	818,524
Susan C. Hudson	6,349	276,872

(1) The number of shares reported includes shares that were surrendered during the fiscal year ended December 31, 2024, to pay for taxes upon the vesting of restricted stock units and performance share units.

2024 Pension Benefits

The following table sets forth certain information as of December 31, 2024, with respect to potential payments under our pension plans for each Named Executive Officer. Please refer to "Executive Compensation—Other Benefits" above for a narrative description of the material factors necessary to an understanding of our pension plans.

Name	Plan Name[1]	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
R. Scott Rowe	Qualified—Cash Balance	7.8	186,565	—
	Non-Qualified—SMRP	7.8	1,541,911	—
	Non-Qualified—SERP	7.8	996,852	—
Amy B. Schwetz	Qualified—Cash Balance	4.8	104,482	—
	Non-Qualified—SMRP	4.8	346,680	—
	Non-Qualified—SERP	4.8	298,940	—
Lamar L. Duhon	Qualified—Cash Balance	3.0	68,706	—
	Non-Qualified—SMRP	3.0	121,012	—
	Non-Qualified—SERP	3.0	116,633	—
Kirk R. Wilson	Qualified—Cash Balance	37.6	448,784	—
	Non-Qualified—SMRP	37.6	632,559	—
	Non-Qualified—SERP	37.6	325,669	—
Susan C. Hudson	Qualified—Cash Balance	8.7	147,492	—
	Non-Qualified—SMRP	8.7	89,369	—
	Non-Qualified—SERP	8.7	93,846	—

(1) The Company sponsors cash balance designed pension plans for eligible employees. Each executive accumulates a notional amount derived from the plan provisions; each Named Executive Officer's account balances as of December 31, 2024, are presented above. Assumptions used in the valuations are discussed in Note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2024 in the Annual Report. The SERP was frozen to new participants as of September 2023 and the Qualified Plan and SMRP were frozen to future accruals as of January 1, 2025.

Quantification of Potential Payments

The following table sets forth the estimated value of the potential payments to each of the Named Executive Officers, assuming the executive's employment had terminated on December 31, 2024, under the scenarios outlined below.

For the events of termination involving a change in control, we assumed that the change in control also occurred on December 31, 2024. In addition to the payments set forth in the following tables, the Named Executive Officers may receive certain payments upon their termination or a change in control pursuant to our Qualified Pension Plan, SERP and SMRP. Previously vested amounts and contributions made to such plans by each Named Executive Officer are disclosed in the "2024 Pension Benefits" table.

		Payout ($)				
Triggering Event	**Compensation Component**	**R. Scott Rowe**	**Amy B. Schwetz**	**Lamar L. Duhon**	**Kirk R. Wilson**	**Susan C. Hudson**
Death	Life Insurance (1.5x base salary; third party payment, max $1.5)	1,500,000	1,153,500	897,000	750,000	700,500
	Immediate vesting of outstanding equity awards[2]	19,494,393	5,996,554	2,760,835	2,063,071	2,177,169
	Total	**20,994,393**	**7,150,054**	**3,657,835**	**2,813,071**	**2,877,669**
Disability	Short-term and long-term disability benefit to age 65 (third party payment)	3,034,667	3,688,267	2,598,533	1,749,333	4,152,800
	Immediate vesting of outstanding equity awards[2]	19,494,393	5,996,554	2,760,835	2,063,071	2,177,169
	Total	**22,529,060**	**9,684,821**	**5,359,369**	**3,812,404**	**6,329,969**
Retirement[1]	Vesting of outstanding equity awards	—	—	—	2,063,071	—
	Total	**—**	**—**	**—**	**2,063,071**	**—**
Termination Without Cause by the Company Not in Connection with Change in Control	Termination payment (2x base salary)	2,400,000	1,538,000	1,196,000	1,000,000	934,000
	Termination payment (target annual incentive award)	1,500,000	692,100	418,600	325,000	303,550
	Vesting of outstanding equity[3]	4,838,503	1,515,904	635,409	519,909	495,528
	Total	**8,738,503**	**3,746,004**	**2,250,009**	**1,844,909**	**1,733,078**
Change in Control—Termination Without Cause by the Company or Constructive Termination	Termination payment (base salary times applicable multiplier)	3,600,000	1,538,000	1,196,000	1,000,000	934,000
	Termination payment (target annual incentive award times applicable multiplier)	4,500,000	1,384,200	837,200	650,000	607,100
	Immediate vesting of outstanding equity awards[2]	19,494,393	5,996,554	2,760,835	2,063,071	2,177,169
	Supplemental pension benefit	843,269	227,299	137,750	221,416	113,732
	Health & welfare benefit	86,216	53,113	42,622	49,747	8,113
	Excise tax and gross-up payment	**—**	**—**	**—**	**—**	**—**
	Total	**28,523,878**	**9,199,167**	**4,974,407**	**3,984,234**	**3,840,115**

(1) Mr. Wilson was the only Named Executive Officer eligible to retire on December 31, 2024.

(2) For equity awards, these amounts are calculated assuming that the market price per share of the Company's common stock on the date of event was equal to the closing price of the Company's common stock on December 31, 2024 ($57.52).

(3) For equity awards, these amounts were calculated using the treatment set forth under the Officer Severance Plan and using the market price per share of the Company's common stock on December 31, 2024 ($57.52). The treatment of outstanding equity awards upon a termination of employment without cause not in connection with a change in control is discussed in "2024 Executive Compensation Decisions—Other Benefits" above.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" (as calculated under SEC regulations) and certain financial performance of the Company. For further information concerning the Company's pay for performance philosophy and how the Company aligns executive compensation with Company performance, refer to "Executive Compensation – Compensation Discussion and Analysis."

PEO = Principal Executive Officer
NEO = Named Executive Officer

| Year | Summary Compensation Table ("SCT") Total for PEO[1] | Compensation Actually Paid (CAP) to PEO[2] | Average SCT Total for Non-PEO NEOs[3] | Average CAP to Non-PEO NEOs[4] | Value of Initial Fixed $100 Investment Based on: | | Net Income ($M)[7] | Adjusted Operating Income[8] |
					Total Shareholder Return ("TSR")[5]	Peer Group TSR[6]		
2024	$ 10,599,087	$ 25,781,556	$ 2,554,994	$ 4,916,881	$129.79	$ 176.00	$ 283	$ 514
2023	$ 10,583,487	$ 15,439,806	$ 2,392,478	$ 2,962,426	$ 91.48	$ 150.04	$ 187	$ 463
2022	$ 8,702,893	$ 6,339,788	$ 2,028,865	$ 1,628,059	$ 66.62	$ 127.07	$ 189	$ 200
2021	$ 12,478,106	$ 8,468,743	$ 2,420,811	$ 1,933,079	$ 64.63	$ 134.48	$ 126	$ 284
2020	$ 8,332,455	$ 691,731	$ 1,782,163	$ 1,322,337	$ 76.13	$ 111.05	$ 130	$ 367

(1) The dollar amounts reported are the amounts in the "Total" column of the Summary Compensation Table in each applicable year.

(2) The dollar amounts reported represent the amount of "compensation actually paid", as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to the Summary Compensation total compensation to determine the compensation actually paid:

Year	Reported Total for PEO	Reported Value of Equity Awards(a)	Equity Award Adjustments(b)	Reported Value of Change in Pension(c)	Change in Pension Adjustments(d)	CAP to PEO
2024	$ 10,599,087	$ (6,672,310)	$ 22,189,670	$ (665,849)	$ 330,958	$ 25,781,556

(a) The reported value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year.

(b) The valuation assumptions used to determine fair values as of each applicable year-end or vesting date did not materially differ from those used to determine fair value at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Change from Prior Year End to Vesting Date in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Total Equity Award Adjustments
2024	$ 12,404,063	$ 9,461,892	$ 323,715	$ 22,189,670

(c) The value shown represents the aggregate change in the actuarial present value of accumulated benefits under defined benefit pension plans as reported in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year.

(d) The change in pension adjustments for each applicable year reflects the service cost attributable to services rendered during the applicable year.

(3) The dollar amounts reported represent the average of the amounts reported for the Company's named executive officers ("NEOs") as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2024 and 2023, Amy Schwetz, Lamar Duhon, Kirk Wilson and Susan Hudson; (ii) for 2022 and 2021, Amy Schwetz, Elizabeth Burger, Keith Gillespie, and Tamara Morytko; and (iii) for 2020, Amy Schwetz, Elizabeth Burger, Keith Gillespie, Lanesha Minnix and John Roueche.

(4) The dollar amounts reported represent the average amount of "compensation actually paid" to the applicable non-PEO NEOs as a group (as described in footnote (3), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group during the applicable year. In accordance with the SEC rules, the following adjustments were made to average total compensation for the NEOs as a group for each year to determine the compensation actually paid:

Year	Average Reported SCT Total for non-PEO NEOs	Average Reported Value of Equity Awards[a]	Average Equity Award Adjustments[b]	Average Reported Value of Change in Pension[c]	Average Change in Pension Adjustments[d]	Average CAP to Non-PEO NEOs
2024	$ 2,554,994	$ (1,158,181)	$ 3,624,480	$ (193,316)	$ 88,905	$ 4,916,881

(a) The average reported value of equity awards represents the average total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the applicable year for non-PEO NEOs.

(b) The amounts deducted or added in calculating the total average equity award adjustments for non-PEO NEOs are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Change from Prior Year End to Vesting Date in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Total Average Equity Award Adjustments
2024	$ 2,100,703	$ 1,485,254	$ 38,523	$ 3,624,480

(c) The value shown represents the average aggregate change in the actuarial present value of accumulated benefits under defined benefit pension plans as reported in the "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" column in the Summary Compensation Table for the applicable year for non-PEO NEOs.

(d) The average change in pension adjustments for each applicable year reflects the service cost attributable to services rendered during the applicable year for non-PEO NEOs.

(5) Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period. The beginning of the measurement period for all rows in the table is December 31, 2019.

(6) The peer group used for this purpose is the S&P 500 Industrials Index.

(7) The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

(8) Represents the Company's Adjusted Operating Income as used in determining incentive compensation payouts under the Company's Annual Incentive Plan. For information on how this is calculated from our audited financial statements, see Annex I: Reconciliation of Reported Results to Non-GAAP Financial Results.

Financial Performance Measures

As described in greater detail in the "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected with an objective to incentivize our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive "compensation actually paid" to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Relative Total Shareholder Return
- Adjusted Operating Income
- Return on Invested Capital
- Free Cash Flow as a % of Adjusted Net Income

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all such Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with "compensation actually paid" (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following graphical presentations of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid, Cumulative TSR and Cumulative TSR of the Peer Group

Pay Versus TSR 2020-2024



Compensation Actually Paid and Net Income

Pay Versus Net Income 2020-2024



Compensation Actually Paid and Adjusted Operating Income

Pay Versus Adjusted Operating Income 2020-2024



CEO PAY RATIO FOR FISCAL YEAR 2024

Pay Ratio

Our CEO to median-compensated employee pay ratio has been calculated in accordance with the applicable rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Mr. Rowe had 2024 total compensation of $10,627,825, which reflects the total compensation reported in the "Summary Compensation Table" in this proxy statement, plus the employer-paid portion of health, vision and dental benefits and disability insurance premiums available to U.S. full-time employees. Our median employee's annual total compensation for 2024 was $72,410, calculated using the same methodology as used in the calculation of our CEO's compensation discussed above. As a result, the annual total compensation for our CEO in 2024 was approximately *147 times* that of our median employee's annual total compensation.

Identification of Median Employee

In 2023, we identified the median employee by examining the total target cash compensation for all employees who were employed by the Company or its consolidated subsidiaries on December 31, 2023, excluding our CEO. For purposes of calculating the 2024 pay ratio, the Company determined that there had been no change in its workforce composition or compensation arrangements that would significantly impact the pay ratio disclosure since the Company determined its median employee for 2023. Accordingly, the Company again utilized the same median employee for purposes of calculating its 2024 pay ratio.

Total target cash compensation was calculated by totaling an employee's annual base salary and target incentive compensation. We did not make any assumptions, adjustments, or estimates with respect to total target cash compensation. We used total target cash compensation and excluded annual equity awards for our calculations because we do not widely distribute annual equity awards to employees.

Annual Total Compensation

After identifying the median employee based on total target cash compensation, we calculated annual total compensation for such employee using the same methodology we use for our Named Executive Officers as set forth in the "Summary Compensation Table" in this proxy statement, except that for purposes of determining our CEO to median compensation employee pay ratio, we included the employer-paid portion of health, vision and dental benefits and disability insurance premiums.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PROPOSAL TWO:
ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

At each annual meeting, the Board provides shareholders the opportunity to cast an advisory vote on the compensation of our Named Executive Officers, pursuant to Schedule 14A of the Securities Exchange Act. This proposal, commonly known as a "Say on Pay" proposal, gives our shareholders the opportunity to endorse or not endorse our executive compensation programs and policies and the compensation paid to our Named Executive Officers. At our 2023 Annual Meeting, our shareholders voted in favor of holding Say on Pay votes on an annual basis, and we currently hold Say on Pay votes every year. We expect that our next Say on Pay vote following the 2025 Annual Meeting will be held at our 2026 Annual Meeting of Shareholders provided our Board does not change our annual Say on Pay frequency.

The Board values the opinions of the Company's shareholders as expressed through their votes and other communications. This Say on Pay vote is advisory, meaning that it is not binding on the O&C Committee or Board. This vote will not affect any compensation already paid or awarded to any Named Executive Officer, nor will it overrule any decisions the Board has made. Nonetheless, the O&C Committee and the Board will review and carefully consider the outcome of the advisory vote on executive compensation when making future decisions regarding our executive compensation programs and policies.

We generally design our executive compensation programs to implement our core objectives of attracting and retaining key leaders, rewarding current performance, driving future performance and aligning the long-term interests of our executives with those of our shareholders. Shareholders are encouraged to read the Compensation Discussion and Analysis ("CD&A") section of this proxy statement. In the CD&A, we have provided shareholders with a description of our compensation programs, including the philosophy and strategy underpinning the programs, the individual elements of the compensation programs and how our compensation plans are administered.

The Board believes that the Company's executive compensation programs use appropriate structures and sound pay practices that are effective in achieving our core objectives. Accordingly, the Board recommends that you vote in favor of the following resolution:

"RESOLVED, that the Flowserve Corporation shareholders approve, on an advisory basis, the compensation of the Company's named executive officers as described in the section of this Proxy Statement entitled 'Executive Compensation'."

 **The Board recommends that you vote "FOR" the approval of this advisory vote on Executive Compensation.**

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transaction Policy

The Company has adopted a written policy for approval of transactions between the Company and its directors, director nominees, executive officers, greater-than-5% beneficial owners and their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year.

The policy provides that the CG&N Committee reviews transactions subject to the policy and determines whether or not to approve or ratify (in certain limited circumstances where pre-approval was not feasible) those transactions. In doing so, the CG&N Committee takes into account, among other factors it deems appropriate, whether the transaction is on terms that are no less favorable to the Company than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person's interest in the transaction. In addition, the Board has delegated authority to the Chairman of the CG&N Committee to pre-approve or ratify transactions (in certain limited circumstances where pre-approval was not feasible) where the aggregate amount involved is expected to be less than $1 million. A summary of any new transactions pre-approved by the Chairman is provided to the full CG&N Committee for its review in connection with each regularly scheduled CG&N Committee meeting.

The CG&N Committee has considered and adopted standing pre-approvals under the policy for limited transactions with related persons. Pre-approved transactions include:

- business transactions with other companies in which a related person's only relationship is as an employee, director or less-than-10% beneficial owner if the amount of business falls below the thresholds in the NYSE's listing standards and the Company's director independence standards; and
- charitable contributions, grants or endowments to a charitable organization where a related person is an employee if the aggregate amount involved does not exceed the greater of $1 million or 2% of the organization's total annual receipts.

Since January 1, 2024, there were no reportable related person transactions, and there are currently no proposed transactions in excess of $120,000 in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

SECURITY OWNERSHIP OF DIRECTORS AND CERTAIN EXECUTIVE OFFICERS

The following table sets forth as of March 18, 2025, ownership of Company common stock by director nominees, members of the Board, each executive officer individually and all members of the Board and all executive officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified possesses sole voting and investment power with respect to his or her shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Total	Percent of Class
Directors			
Sujeet Chand	1,000	23,754(2)	*
Ruby R. Chandy	2,574	32,278(3)	*
Gayla J. Delly	19,897	65,878(4)	*
John L. Garrison	—	31,378(5)	*
Cheryl H. Johnson	1,623	7,798(6)	*
Michael C. McMurray	7,663	13,934(7)	*
Thomas B. Okray	7,663	7,663	*
David E. Roberts	—	51,283(5)	*
R. Scott Rowe	558,945(8)	558,945	*
Ross B. Shuster	—	—	—
Kenneth I. Siegel	3,229	17,016(9)	*
Named Executive Officers			
Susan C. Hudson	16,765	16,765	*
Amy B. Schwetz	99,628	99,628	*
Kirk R. Wilson	57,196	57,196	*
Lamar L. Duhon	16,725	16,725	*
All members of the Board and executive officers as a group (15 individuals)	**792,908(10)**	**1,000,241(11)**	*

* Less than 1%.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power. For each person or group, also includes any securities that person or group has the right to acquire within 60 days pursuant to stock options under certain Company stock option and incentive plans.

(2) Includes 22,754 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Mr. Chand does not possess any voting or investment power over these deferred shares.

(3) Includes 32,278 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Ms. Chandy does not possess any voting or investment power over these deferred shares.

(4) Includes 45,981 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Ms. Delly does not possess any voting or investment power over these deferred shares.

(5) Represents shares that have been deferred under the director stock deferral plan and/or a Company stock plan. The holder does not possess any voting or investment power over these deferred shares.

(6) Includes 6,175 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Ms. Johnson does not possess any voting or investment power over these deferred shares.

(7) Includes 13,934 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Mr. McMurray does not possess any voting or investment power over these deferred shares.

(8) Includes 114,943 shares of common stock that Mr. Rowe has the right to acquire within 60 days pursuant to the exercise of stock options.

(9) Includes 13,787 shares that have been deferred under the director stock deferral plan and/or a Company stock plan. Mr. Siegel does not possess any voting or investment power over these deferred shares.

(10) Includes 114,943 shares of common stock that members of this group have the right to acquire within 60 days pursuant to the exercise of stock options, in each case under certain Company stock incentive plans.

(11) Includes 114,943 shares of common stock that members of this group have the right to acquire within 60 days pursuant to the exercise of stock options, in each case under certain Company stock incentive plans. Also includes 217,570 shares that have been deferred under various Company plans for which no member of the group possesses voting or investment power.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following shareholders reported to the SEC that they beneficially own more than 5% of the Company's outstanding common stock. The number of shares beneficially owned is presented as of the date noted below, and is based on stock ownership reports on Schedule 13G filed with the SEC and subsequently provided to us, and the percentage of beneficial ownership is based on the number of shares of common stock outstanding as of March 18, 2025. We know of no other shareholder holding more than 5% of the Company's common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	15,387,319[2]	11.7%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	13,405,458[3]	10.2%
First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, NY 10105	7,738,814[4]	5.9%

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and, unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2) Based on a Schedule 13G/A filed with the SEC on November 8, 2024. The filing indicates sole voting power for 14,332,146 shares, shared voting power for 0 shares, sole dispositive power for 15,387,319 shares and shared dispositive power for 0 shares.

(3) Based on a Schedule 13G/A filed with the SEC on February 13, 2024. The filing indicates sole voting power for 0 shares, shared voting power for 42,467 shares, sole dispositive power for 13,237,394 shares and shared dispositive power for 168,064 shares.

(4) Based on a Schedule 13G/A filed with the SEC on February 12, 2025. The filing indicates sole voting power for 6,996,168 shares, shared voting power for 0 shares, sole dispositive power for 7,738,814 shares and shared dispositive power for 0 shares. First Eagle Investment Management, LLC is deemed to be the beneficial owner of these shares as a result of acting as investment adviser to various clients. The First Eagle Global Fund, a registered investment company for which First Eagle Investment Management, LLC acts as investment adviser, may be deemed to beneficially own 7,738,814 of the reported shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information about our common stock that may be issued under the Flowserve Corporation 2010 Equity and Incentive Compensation Plan (the "2010 Plan"), the Flowserve Corporation 2020 Long-Term Incentive Plan (the "2020 Plan") and the Flowserve Corporation Employee Stock Purchase Plan (the "ESPP") as of December 31, 2024.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Option, Warrants and Rights[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)[2]
Equity compensation plans approved by securities holders	2,488,334	48.63	11,072,514
Equity compensation plans not approved by securities holders	—	—	—
TOTAL	2,488,334	48.63	11,072,514

(1) These amounts represent the weighted average exercise price for the total number of outstanding options. No such value is included for RSUs or PSUs.

(2) The shares of common stock reflected in this column include 7,075,917 shares available for issuance under the 2020 Plan and 3,996,597 shares available for issuance under the ESPP.

PROPOSAL THREE:
RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP TO SERVE AS OUR INDEPENDENT AUDITOR FOR 2025

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent registered public accounting firm for 2025.

We are asking our shareholders to ratify the appointment of PwC as our independent registered public accounting firm for 2025. Although shareholder ratification is not required by our By-Laws or otherwise, the Board is submitting this proposal for ratification because we value our shareholders' views on the Company's independent registered public accounting firm and as a matter of good corporate practice. In the event that our shareholders fail to ratify the selection, it will be considered as a direction to the Audit Committee to consider the selection of a different firm, though the Company may nonetheless determine to retain PwC. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.



The Board recommends that you vote "FOR" the ratification of appointment of PricewaterhouseCoopers to serve as our independent auditor for 2025.

OTHER AUDIT INFORMATION

Relationship with Independent Registered Public Accounting Firm

PwC has served as the Company's independent registered public accounting firm since 2000. In this role, PwC audits the financial statements of the Company. Representatives from PwC are expected to be present at the Annual Meeting and available to respond to appropriate questions from shareholders. They will have the opportunity to make a statement if they desire to do so.

Audit and Non-Audit Fees and Services

The following table summarizes the aggregate fees (excluding value added taxes) for professional services incurred by the Company for the audits of its 2024 and 2023 financial statements and other fees billed to the Company by PwC in 2024 and 2023. In general, the Company retains PwC for services that are logically related to or natural extensions of services performed by independent auditors.

	2024	2023
Audit Fees[1]	$9,311,000	$8,727,000
Audit-Related Fees[2]	37,000	35,000
Total Audit-Related Fees	**9,348,000**	**8,762,000**
Tax Compliance	243,000	250,000
Total Tax Fees[3]	**243,000**	**250,000**
All Other Fees[4]	**10,000**	**7,000**
TOTAL FEES[5]	**$9,601,000**	**$9,019,000**

(1) Fees for the years ended December 31, 2024 and 2023 consist of the audit of the Company's consolidated financial statements, including effectiveness of internal controls over financial reporting, reviews of the Company's quarterly financial statements, and subsidiary statutory audits.
(2) Audit-related fees consist of other attestation services and pension plan audit procedures.
(3) Tax fees consist of tax audit defense and compliance services.
(4) All other fees consist of accounting research and disclosure software licenses and compilation services.
(5) 2024 Total Fees include $276,000 of fees related to the 2023 and 2022 audits that were billed, approved and paid in 2024.

Audit Committee Approval Policy

The Audit Committee approves all proposed services and related fees to be rendered by the Company's independent registered public accounting firm prior to their engagement. Services to be provided by the Company's independent registered public accounting firm generally include audit services, audit-related services and certain tax services. Each year, the Audit Committee discusses the scope of the audit plan with its independent registered public accounting firm and all audit and audit-related services, tax services, and other services for the upcoming fiscal year are provided to the Audit Committee for pre-approval. The services, which may be provided in the upcoming twelve-month period, are grouped into significant categories substantially in the format shown above. The Audit Committee is updated on the status of all services and related fees on a periodic basis or more frequently as matters warrant. All of the fees described above were pre-approved by the Audit Committee.

The Audit Committee approves the scope and timing of the external audit plan for the Company and focuses on any matters that may affect the scope of the audit or the independence of the Company's independent registered public accounting firm. In that regard, the Audit Committee receives certain representations from the Company's independent registered public accounting firm regarding their independence and permissibility under the applicable laws and regulations of any services provided to the Company outside the scope of those otherwise allowed. The Audit Committee also approves the internal audit plan for the Company.

The Audit Committee may delegate its approval authority to the Chairman of the Audit Committee to the extent allowed by law. In the case of any delegation, the Chairman must disclose all approval determinations to the full Audit Committee as soon as possible after such determinations have been made.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors of the Company is composed of four independent directors: Thomas B. Okray (Chairman), Sujeet Chand, Ruby R. Chandy and Kenneth I. Siegel. Carlyn Taylor served on the Audit Committee until her resignation in February 2025. Ms. Chandy joined the Audit Committee in February 2025. The Audit Committee operates under a written charter adopted by the Board. The Audit Committee met eight times in 2024 and discussed matters, explained in more detail below, with the independent auditors, internal auditors and members of management.

Roles and Responsibilities

Management has primary responsibility for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing a report on this audit. In addition, the independent auditors are responsible for auditing the Company's internal control over financial reporting and issuing a report on the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to proactively monitor and oversee this process, including the engagement of the independent auditors, the pre-approval of their annual audit plan and the review of their annual audit report. In addition, the Audit Committee reviews, monitors and evaluates how the Company and management implement new accounting principles generally accepted in the United States ("GAAP") and use non-GAAP measures.

Committee Oversight of Financial Statements

In this context, the Audit Committee has met and held detailed discussions with management on the Company's consolidated financial statements. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with GAAP and that these statements fairly present the financial condition and results of operations of the Company for the period described. The Audit Committee has relied upon this representation without any independent verification, except for the work of PwC, the Company's independent registered public accounting firm. The Audit Committee also discussed these statements with PwC, both with and without management present, and has relied upon their reported opinion on these financial statements.

Required Communications with PwC

The Audit Committee further discussed with PwC matters required to be discussed by standards, including applicable requirements of the PCAOB and the Commission, and critical audit matters. In addition, the Audit Committee received from PwC the written disclosures and letter required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning its independence and has discussed with PwC its independence from the Company and its management.

Recommendation

Based on these reviews and discussions, including the Audit Committee's specific review with management of the Company's Annual Report and based upon the representations of management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report filed with the SEC.

Thomas B. Okray, Chairman
Sujeet Chand
Ruby R. Chandy
Kenneth I. Siegel

PROPOSAL FOUR:
ELIMINATE ONE-YEAR HOLDING PERIOD REQUIREMENT TO CALL A SPECIAL SHAREHOLDER MEETING

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, the owner of 120 shares of the Company's common stock, has stated that he intends to present the following proposal at the Annual Meeting. The Company is not responsible for the content of the proposal. **If properly presented at the Annual Meeting, the Board unanimously recommends a vote "AGAINST" the following proposal.**

Shareholder Proposal

Proposal 4 – Support for Special Shareholder Meeting Improvement



Shareholders ask our Board of Directors to remove the current provision that considers the voice of certain Flowserve (FLS) shareholders as non-shareholders. Currently all shares not held for one continuous year are considered non-shareholders if they seek to call for a special shareholder meeting on an important matter.

The current one-year exclusion for all shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have useless right on the books of FLS.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire FLS shares to equal the challenging 25% share ownership requirement of all shares outstanding to call for a special shareholder meeting when there is an urgent matter to consider in order to incentivize a turnaround of FLS.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders. This is all the more important at a company like FLS with a stagnated stock price. FLS stock was at $81 in 2013.

If FLS is in an emergency situation, FLS shareholders and potential FLS shareholders will not even consider acquisition more shares in order to call for a special shareholder meeting, if they have wait one-year to call for a special shareholder meeting. A one-year holding period makes no sense. An emergency demands an immediate response.

The fact that one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting is an incentive for FLS Directors to avoid such an emergency situation in the first place since the continued service of certain FLS Directors could be terminated by a special shareholder meeting. This is a good incentive for the FLS Directors to have for the benefit of all shareholders.

At minimum this proposal alerts shareholders to the severe limitation basked into the current FLS rules for shareholders to call for a special shareholder meeting.


Please vote yes:
Support for Special Shareholder Meeting Improvement – Proposal 4


Recommendation of the Board

The Board has carefully considered this proposal and believes that it is not in the best interests of the Company and its shareholders. The Board believes that our shareholders' existing special meeting right, together with the Company's strong corporate governance policies and practices (including the ability to act by written consent), already provide shareholders with the meaningful ability to take action between annual meetings, as well as meaningful opportunities to interact with the Board and senior management. Moreover, the Board believes that elimination of the one-year holding requirement, as requested by this proposal, would empower short-term activists at the expense of long-term shareholders, would not appropriately balance competing shareholder interests. In addition, at the 2023 Annual Meeting, our shareholders overwhelmingly rejected a similar proposal from the same proponent that sought to change our existing special meeting right. Finally, the Board also believes that this proposal is unnecessary in light of our other robust corporate governance practices and our demonstrated record of Board accountability. Accordingly, the Board recommends that you vote "AGAINST" Proposal 4 for the following reasons.

Our Shareholders Already Have a Meaningful Right to Call Special Meetings and the Ability to Act by Written Consent, and the Current Special Meeting Ownership Requirements Strike a Balance that Protects the Interests of Long-Term Shareholders.

Our governing documents currently provide our shareholders with two meaningful and balanced rights: the ability to call special meetings and the right to act by written consent. Currently, shareholders of record holding in the aggregate at least 25% of the outstanding shares of the Company's common stock for at least one year on a "net long" basis may request a special meeting. The Board continues to believe that the one-year holding requirement strikes an appropriate balance between providing shareholders holding a meaningful minority of our outstanding shares a mechanism to call a special meeting when particularly urgent or strategic matters of importance arise, while also protecting shareholders against the imprudent use of Company resources to address special interests. Importantly, our shareholders recently expressed their strong support for their existing special meeting right. At our 2023 Annual Meeting, the proponent submitted a similar proposal requesting changes to our special meeting right, including the elimination of the one-year holding period. Over 80% of the votes cast voted against the proposal and in favor of our existing special meeting right.

Elimination Of Our One-Year Holding Requirement Would Increase The Potential For Misuse Of The Special Meeting Right By Special-Interest Shareholder Groups With No Long-Term Interest in the Company.

In addition to having the right to act by written consent, shareholders of record holding 25% or more of our outstanding common stock continuously for at least one year have the ability to call special meetings. The Company carefully tailored our special meeting right to provide shareholders with the meaningful ability to call a special meeting when extraordinary matters arise, without enabling a minority of shareholders that have not held a financial stake in the Company for a reasonable period of time to call unnecessary or duplicative meetings for less significant matters. And because convening a special meeting of shareholders requires a significant commitment of Company time and resources and diverts Board and management attention, the Board believes that special meetings should be limited to extraordinary events and circumstances. If the one-year holding requirement is eliminated as requested by the proposal, the Company could be subject to regular disruptions by special-interest, short-term shareholder groups with agendas that are not in the best interests of the Company or our shareholders, and such disruptions would unnecessarily divert Company resources and our Board's and management's attention from their primary focus of leading and operating our business. Such a diversion could potentially operate against the best interests of our shareholders overall, in order to serve the narrow interests of the short-term, activist shareholders requesting a special meeting to advance their own special interests at significant cost to the Company and our shareholders at large.

The Company Has a Demonstrated Commitment to Shareholder Engagement and Strong and Effective Corporate Governance Practices that Promote Accountability.

The Board believes that shareholders should evaluate this proposal in the context of the Company's robust shareholder engagement efforts, along with our strong corporate governance policies that reflect the Company's ongoing commitment to effective governance practices and accountability to our shareholders. We encourage and facilitate regular communication with large and small shareholders about important issues relating to our business and governance and regularly incorporate feedback from those engagements into our governing documents, policies, and practices. For example, in fiscal year 2024, we solicited feedback from shareholders representing approximately 64% of our outstanding shares, seeking input on a range of compensation and governance matters. Notably, during our recent engagement during our fall shareholder outreach, no other shareholders identified the Company's one-year holding requirement as a concern.

Further, we have implemented numerous corporate governance measures, including through Board-adopted By-law amendments, that provide shareholders with the opportunity to have a meaningful voice in the Company's governance. For example:

- All directors are elected annually by a majority of the votes cast in uncontested elections, and our director resignation policy requires directors to offer to resign if they fail to receive a majority of the votes cast in an uncontested election;
- 9 of our 10 directors standing for election at the 2025 Annual meeting are independent, and our Board is led by an independent Chairman with clearly defined, robust responsibilities;
- Shareholders have a meaningful, market-standard proxy access right that permits them to include their director nominees in the Company's proxy statement, subject to compliance with the applicable By-law requirements;
- Shareholders have the right to recommend a candidate for election to the Board, and the Corporate Governance and Nominating Committee evaluates such recommendations using generally the same methods and criteria as recommendations received from other sources; and
- Shareholders have a meaningful right to act by written consent, subject to compliance with the applicable Restated Certificate of Incorporation and By-law requirements.

For these reasons, the Board continues to believe that it is not necessary or in our shareholders' best interest to modify our existing special meeting to eliminate the one-year holding requirement, which provides appropriate and reasonable limitations on the right to call a special meeting.

 **The Board recommends that you vote "AGAINST" this shareholder proposal.**

OTHER MATTERS

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting. If any other matters are properly brought before the shareholders at the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

GENERAL VOTING AND MEETING INFORMATION

Frequently Asked Questions About The Annual Meeting & Proxy Materials

Proxy Materials

Why am I receiving this proxy statement?

We are first providing these proxy materials to shareholders on or about April 2, 2025, in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting, which will be held on May 16, 2025, and at any adjournments or postponements of this scheduled meeting.

How can I access the proxy materials electronically or sign up for electronic delivery?

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 16, 2025

We may furnish proxy materials, including this proxy statement and the Company's annual report for the year ending December 31, 2024, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless they request them. Instead, a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability"), which was mailed to most of our shareholders, will explain how you may access and review the proxy materials and how you may submit your proxy on the Internet. If you would like to receive a paper or electronic copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability. Shareholders who requested paper copies of proxy materials or previously elected to receive proxy materials electronically did not receive the Notice of Internet Availability and are receiving the proxy materials in the format requested.

This proxy statement and the Company's annual report for the year ending December 31, 2024, are available electronically on our hosted website at **https://www.proxyvote.com**.

To access and review the materials made available electronically:

1. Go to **https://www.proxyvote.com** and input the 16-digit control number from the Notice of Internet Availability or proxy card.
2. Click the "2025 Proxy Statement" in the right column.
3. Have your proxy card or voting instructions available.

We encourage you to review all of the important information contained in the proxy materials before voting.

Who will bear the cost of this solicitation, and how will proxies be solicited?

The Company bears the full cost of soliciting proxies, which will be conducted primarily by mail. The Company has also retained Alliance Advisors to aid in the solicitation of proxies by mail, telephone, facsimile, e-mail and personal solicitation and will request brokerage houses and other nominees, fiduciaries and custodians to forward soliciting materials to beneficial owners of the Company's common stock. For these services, the Company will pay Alliance Advisors a fee of $14,500 plus reimbursement for reasonable out-of-pocket expenses. Brokerage firms and other custodians, nominees and fiduciaries are reimbursed by the Company for reasonable out-of-pocket expenses that they incur to send proxy materials to shareholders and solicit their votes. In addition to this mailing, proxies may be solicited, without extra compensation, by our officers and employees, by mail, telephone, facsimile, electronic mail and other methods of communication.

Why did my household only receive one set of proxy materials?

To reduce the expenses of delivering duplicate proxy materials, we deliver one Notice of Internet Availability and, if applicable, annual report and proxy statement, to multiple shareholders sharing the same mailing address unless otherwise requested. We will promptly send a separate annual report and proxy statement to a shareholder at a shared address upon request at no cost. Shareholders with a shared address may also request that we send a single copy in the future if we are currently sending multiple copies to the same address.

Requests related to delivery of proxy materials may be made by calling Investor Relations at (972) 443-6500 or writing to our principal executive offices at Flowserve Corporation, Attention: Investor Relations, 5215 N. O'Connor Blvd., Suite 700, Irving, Texas 75039. Shareholders who hold shares in "street name" (as described below) may contact their brokerage firm, bank, broker-dealer or similar organization to request information about this "householding" procedure.

Voting

Who may vote?

Shareholders of record at the close of business on March 18, 2025 (the "Record Date") are entitled to vote at the Annual Meeting. As of the Record Date, 131,667,157 shares of common stock were issued and outstanding (excluding treasury shares). Each shareholder is entitled to one vote for each share owned.

What are the voting requirements and the Board's recommendations on each proposal?

The following table sets forth the voting standards for each proposal being voted on at the Annual Meeting and the Board's recommendations.

			Effect of...	
Proposal	Board Recommendation	Required Vote	Abstentions	Broker Non-votes, if any
1. Election of directors	For each nominee	Majority of the votes cast	No effect	No effect
2. Advisory vote to approve executive compensation	For	Majority of the votes cast	No effect	No effect
3. Ratification of auditors	For	Majority of the votes cast	No effect	No effect
4. Shareholder proposal	Against	Majority of the votes cast	No effect	No effect

Shares that are properly voted via the Internet or by telephone or for which proxy cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions given or, in the absence of directions, will be voted in accordance with the Board's recommendations above. Although the Board expects that the nominees will be available to serve as directors, if any of them should be unable or for good cause unwilling to serve, the Board may decrease the size of the Board or may designate substitute nominees, and the proxies will be voted in favor of any such substitute nominees.

The Company knows of no other matters to be submitted to the shareholders at the Annual Meeting. If any other matters properly come before the shareholders at the Annual Meeting, it is the intention of the persons named on the enclosed proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

What is the effect of abstentions and broker non-votes?

If your shares are held through a broker, bank or other nominee, your vote instructs these institutions how you want your shares to be voted. If you vote on each proposal, your shares will be voted in accordance with your instructions. If brokers, banks or other nominees do not receive specific instructions, they may only vote on matters for which they have discretionary power to vote. If you do not provide voting instructions and your broker, bank or other nominee does not have discretion to vote on the matter, it will result in a "broker non-vote" for the matters on which they do not vote. Your broker, bank or other nominee is not permitted to vote on your behalf in the election of directors (Proposal 1), the advisory vote to approve executive compensation (Proposal 2), or the approval of the shareholder proposal requesting the elimination of the one-year holding requirement to call a special shareholder meeting (Proposal 4). Accordingly, if you do not provide timely instructions to your broker, bank or other nominee that holds your shares, that institution will be prohibited from voting on all the proposals in its discretion, except the ratification of the appointment of the independent auditor (Proposal 3). Abstentions occur when you provide voting instructions but instruct your broker, bank or other nominee to abstain from voting on a particular matter instead of voting for or against the matter. Abstentions are not considered as votes cast and will not be counted in determining the outcome of the vote on the election of directors or on any of the other proposals. *We therefore urge you to vote on ALL voting items*.

What constitutes a quorum?

A quorum is necessary to conduct business at the Annual Meeting. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of common stock constitutes a quorum. Abstentions, withheld votes, and broker non-votes are counted as present at the meeting for purposes of determining a quorum.

How do I vote?

If your shares are held by a broker, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee, which you must follow in order to have your shares voted. "Street name" shareholders who wish to vote online during the Annual Meeting and whose voting instruction form or Notice of Internet Availability indicates that they may vote those shares through **https://www.proxyvote.com** may attend and vote at the Annual Meeting at **https://www.virtualshareholdermeeting.com/FLS2025** by entering the 16-digit control number indicated on that voting instruction form or Notice of Internet Availability and other information requested on the log-in page. "Street name" shareholders who did not receive a 16-digit control number should contact their bank, broker or other nominee at least five days before the Annual Meeting and obtain a "legal proxy" to be able to participate in or vote online at the meeting.

If you hold your shares in your own name as a holder of record, you may vote your shares using one of the methods described below:

- *Vote by Internet in Advance of the Annual Meeting.* You can vote via the Internet by going to **https://www.proxyvote.com** and following the on-screen instructions. Internet voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on May 15, 2025. Have your proxy card available when you access the Internet website.

- *Vote by Telephone in Advance of the Annual Meeting.* If you received paper copies of the proxy materials, you can vote by telephone by calling toll-free to 1-800-690-6903 from the United States and Canada and following the voice instructions. Have your proxy card available when you place your telephone call. Telephone voting is available 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on May 15, 2025.

- *Vote by Mail in Advance of the Annual Meeting.* If you received paper copies of the proxy materials, you may mark the enclosed proxy card, sign and date it and return it to Broadridge in the enclosed envelope as soon as possible before the Annual Meeting. Your signed proxy card must be received by Broadridge prior to May 16, 2025, the date of the Annual Meeting for your vote to be counted at the Annual Meeting. Please note that if you vote by Internet or telephone, you do not need to return a proxy card.

- *Vote Online During the Annual Meeting.* You may attend the Annual Meeting virtually and vote online at **https://www.virtualshareholdermeeting.com/FLS2025** by entering the 16-digit control number provided on your proxy card, voting instruction form or Notice of Internet Availability and other information requested on the log-in page.

How do I vote if I participate in the Flowserve Corporation Retirement Savings Plan?

If you are a participant in the Flowserve Corporation Retirement Savings Plan, your vote serves as a voting instruction to the trustee for this plan.

- To be timely, your vote by telephone or Internet must be received by 11:59 p.m., Eastern Time, on May 13, 2025. If you do not vote by telephone or Internet, please return your proxy card as soon as possible.

- If you vote in a timely manner, the trustee will vote the shares as you have directed.

- If you do not vote in a timely manner, the trustee will vote your shares in the same proportion as the shares voted by participants who timely return their cards to the trustee.

How can I change my vote?

You may revoke your proxy at any time before it has been exercised at the Annual Meeting by:

- timely mailing in a revised proxy dated later than the prior submitted proxy;
- timely notifying the Corporate Secretary in writing that you are revoking your proxy;
- timely casting a new vote by telephone or the Internet; or
- attending the Annual Meeting virtually and voting online (and by following the instructions under "How do I vote?", including by entering your 16-digit control number).

Who will count the votes?

Broadridge, our independent inspector of elections for the Annual Meeting, will tabulate voted proxies.

How can I attend the Annual Meeting online?

Shareholders as of the record date will be able to participate in the Annual Meeting virtually. Shareholders attending the Annual Meeting will have the opportunity to cast their votes online during the meeting, by following the instructions provided under "How do I vote?" and ask questions of management and our directors during the question and answer portion of the Annual Meeting, as described under "May I ask questions prior to or during the Annual Meeting?". Online check-in will be available approximately 15 minutes before the meeting starts. We encourage you to allow ample time for check-in procedures.

A guest log-in option will be available in listen-only mode. Anyone wishing to do so may go to **https://www.virtualshareholdermeeting.com/FLS2025** and enter as a guest. Shareholders who attend the Annual Meeting online as a guest will not be able to participate in, vote or ask questions during the Annual Meeting.

We will also broadcast the Annual Meeting as a live audio webcast at **ir.flowserve.com** under the "Events & Presentations" section.

May I ask questions prior to or during the Annual Meeting?

Shareholders as of the record date that receive a 16-digit code on their proxy card, voting instruction form or Notice of Internet Availability (including "street name" shareholders who subsequently obtain a legal proxy and 16-digit control number) may submit questions in advance of the meeting, beginning on May 11, 2025, by following the instructions at **https://www.proxyvote.com**.

Shareholders as of the record date who attend and participate in the virtual Annual Meeting at **https://www.virtualshareholdermeeting.com/FLS2025** using their 16-digit control number (as described above) will have an opportunity to submit questions online during the meeting. Shareholders attending the meeting online who do not log-in to the virtual meeting portal with their 16-digit control number and other information requested on the log-in page may not ask questions or vote their shares during the meeting.

Beginning on May 2, 2025, we will post meeting rules of conduct at **https://www.proxyvote.com**, which will set out the rules that will govern shareholders' participation in the Annual Meeting. The rules of conduct will provide that each shareholder will be limited to a total of three questions of no more than one minute each in order to allow sufficient time to address as many relevant questions that are submitted as possible. We will answer questions relevant to meeting matters that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints.

Questions related to personal matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the meeting. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition. If there are questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at **https://ir.flowserve.com** following the meeting.

What if I have technical difficulties or trouble accessing the virtual Annual Meeting website?

If you encounter any technical difficulties with the virtual meeting website on the meeting day, please call the technical support number that will be posted on the virtual meeting log-in page. Technical support will be available starting at 11:00 a.m. CDT and until the meeting has finished.

What if I was not able to attend the Annual Meeting?

A replay of the meeting will be made available on our website at **https://ir.flowserve.com** under the "Events & Presentations" section after the meeting.

Where can I find the voting results after the Annual Meeting?

We intend to announce the preliminary voting results of the proposals at the Annual Meeting and to disclose final voting results in a Form 8-K to be filed with the SEC within four business days following the Annual Meeting (or, if final results are not available at the time, within four business days of the date on which final results become available).

How can I reach the Company to request materials or information referred to in these Questions and Answers?

You may order a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, free of charge, or request other information by mail addressed to:

Flowserve Corporation
5215 N. O'Connor Blvd.
Suite 700
Irving, Texas 75039
Attention: Investor Relations

This information is also available free of charge on the SEC's website, **https://www.sec.gov**, and our website, **https://ir.flowserve.com**.

Shareholder Proposals and Nominations

Shareholder Proposals for Inclusion in the 2026 Proxy Statement (Rule 14a-8 Proposals)

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), certain shareholder proposals may be eligible for inclusion in our 2026 proxy statement. These shareholder proposals must comply with the requirements of Rule 14a-8, including a requirement that shareholder proposals be received no later than 6:00 p.m. CDT on December 3, 2025. All proposals should be addressed to the Corporate Secretary at the address below. We strongly encourage any shareholder interested in submitting a proposal to contact the Corporate Secretary in advance of this deadline to discuss the proposal. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

Director Nominees for Inclusion in the 2026 Proxy Statement (Proxy Access)

In order for an eligible shareholder or group of shareholders to nominate a director nominee for election at our 2026 Annual Meeting of shareholders pursuant to the proxy access provision of our By-Laws, the shareholder must submit notice of such nomination and other required information in writing between November 3, 2025 and December 3, 2025. If, however, the 2026 Annual Meeting is held more than 30 days before or more than 60 days after the anniversary of the 2025 Annual Meeting, the shareholder must submit any such notice and other required information between (i) 150 calendar days prior to the 2026 Annual Meeting and (ii) the later of 120 calendar days prior to the 2026 Annual Meeting or 10 days following the date on which the date of the 2026 Annual Meeting is first publicly announced. The nomination and supporting materials must also comply with the requirements set forth in our By-Laws for inclusion of director nominees in the proxy statement.

Other Shareholder Proposals/Nominees to be Presented at the 2025 Annual Meeting

Alternatively, under the Company's By-Laws, if a shareholder does not want to submit a proposal for inclusion in our proxy statement but wants to introduce it at our 2026 Annual Meeting, or intends to nominate a person for election to the Board directly (rather than by inclusion in our proxy statement or by recommending such person as a candidate to our CG&N Committee) the shareholder's notice must be delivered to the Corporate Secretary at the address below no earlier than January 16, 2026 and no later than February 15, 2026. If, however, the 2026 Annual Meeting is held more than 30 days before or more than 60 days after the anniversary of the 2025 Annual Meeting, the shareholder must submit any such notice between (i) 120 calendar days prior to the 2026 Annual Meeting and (ii) the later of 90 calendar days prior to the 2026 Annual Meeting or 10 days following the date on which the date of the 2026 Annual Meeting is publicly announced.

The shareholder's submission must be made by a registered shareholder on his or her behalf or on behalf of a beneficial owner of the shares and must include detailed information specified in our By-Laws concerning the proposal or nominee, as the case may be, and detailed information as to the shareholder's interests in Company securities. In addition, the deadline for providing notice to the Company under Rule 14a-19, the SEC's universal proxy rule, of a shareholder's intent to solicit proxies in support of nominees submitted under the Company's advance notice bylaws is March 17, 2026 (or, if the 2026 Annual Meeting is called for a date that is more than 30 days before or more than 30 days after such anniversary date, then notice must be provided not later than the close of business on the later of 60 calendar days prior to the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the 2026 Annual Meeting is first made by the Company). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our By-Laws as described above.

At the 2026 Annual Meeting, we will not entertain any proposals or nominations that do not meet these requirements other than shareholder nominations eligible to be included in our 2026 proxy statement as described above.

If the shareholder does not comply with the requirements of Rule 14a-4(c)(1) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination. The Company's By-Laws are posted on the investor relations portion of our website at **https://ir.flowserve.com** under the "Corporate Governance—Documents & Charters" caption. To make a submission or to request a copy of the Company's By-Laws, shareholders should contact our Corporate Secretary at our principal executive offices at the following address:

Flowserve Corporation
5215 N. O'Connor Blvd.
Suite 700
Irving, Texas 75039
Attention: Corporate Secretary

We strongly encourage shareholders to seek advice from knowledgeable legal counsel and contact the Corporate Secretary before submitting a proposal or a nomination.

Standards of measurement and performance made in reference to our environmental, social, governance and other sustainability plans and goals may be based on evolving protocols and assumptions which may change or be refined.

ANNEX I:
RECONCILIATION OF REPORTED RESULTS TO NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NON-GAAP MEASURES (Unaudited)

Twelve Months Ended December 31, 2024 *(Amounts in thousands, except per share data)*	Gross Profit	Selling, General & Administrative Expense	Loss on Sale of Business	Operating Income	Other Income (Expense), Net	Provision For (Benefit From) Income Taxes	Net Earnings (Loss)	Effective Tax Rate	Diluted EPS
Reported	$ 1,434,246	978,037	12,981	462,279	(12,194)	84,929	282,759	22.0%	$ 2.14
Reported as a percent of sales	*31.5%*	*21.5%*	*0.3%*	*10.1%*	*-0.3%*	*1.9%*	*6.2%*		
Realignment charges[1]	31,576	(4,939)	(12,981)	49,496	—	4,884	44,612	9.9%	0.34
Discrete items[2][3][4]	2,700	(7,500)	—	10,200	—	2,869	7,331	28.1%	0.06
Acquisition related[5]	—	(9,944)	—	9,944	—	2,340	7,604	23.5%	0.06
Discrete asset write-downs[6][7]	—	(1,795)	—	1,795	3,567	1,342	4,020	25.0%	0.03
Purchase accounting step-up and intangible asset amortization[8]	3,067	(1,033)	—	4,100	—	1,300	2,800	31.7%	0.02
Below-the-line foreign exchange impacts[9]	—	—	—	—	(2,302)	(1,912)	(390)	83.1%	(0.00)
Adjusted	$ 1,471,589	952,826	—	537,814	(10,929)	95,752	348,736	20.7%	$ 2.63
Adjusted as a percent of sales	*32.3%*	*20.9%*	*0.0%*	*11.8%*	*-0.2%*	*2.1%*	*7.7%*		
Adjusted Net Earnings (Loss)	$ 348,736[a]								
Operating cash flow	425,308								
Less: Capital expenditures	(81,019)								
Free cash flow	$ 344,289[b]								
As adjusted free cash flow conversion rate (b)/(a)	**99%**								

Notes:

Note: Amounts may not calculate due to rounding.

(1) Charges represent realignment costs incurred as a result of realignment programs of which $33,700 is non-cash.

(2) Charge represents a reduction to reserves of $2,000 associated with our ongoing financial exposure in Russia that were adjusted for Non-GAAP measures when established in 2022.

(3) Charge represents a one-time $5,000 discretionary cash transition benefit provided to certain employees in conjunction with the freeze of our US Qualified pension plan.

(4) Charge represents the $7,200 strategic acquisition of intellectual property related to certain liquefied natural gas technology.

(5) Charge represents acquisition and integration related costs associated with the MOGAS acquisition.

(6) Charge represents a $1,795 non-cash write-down of a software asset.

(7) Charge represents a $3,567 non-cash write-down of a debt investment.

(8) Charge represents amortization of step-up in value of acquired inventories and acquisition related intangible assets associated with the MOGAS acquisition.

(9) Below-the-line foreign exchange impacts represent the remeasurement of foreign exchange derivative contracts as well as the remeasurement of assets and liabilities that are denominated in a currency other than a site's respective functional currency.

RECONCILIATION OF NON-GAAP MEASURES (Unaudited)

Twelve Months Ended December 31, 2023 (Amounts in thousands, except per share data)	Gross Profit	Selling, General & Administrative Expense	Operating Income	Other Income (Expense), Net	Provision For (Benefit From) Income Taxes	Earnings Attributable to Noncontrolling Interests	Net Earnings (Loss)	Effective Tax Rate	Diluted EPS
Reported	**$ 1,276,828**	**961,169**	**333,553**	**(49,870)**	**18,562**	**18,445**	**186,743**	**8.3%**	**$ 1.42**
Reported as a percent of sales	29.6%	22.2%	7.7%	-1.2%	0.4%	0.4%	4.3%		
Realignment charges[1]	21,012	(45,025)	66,037	—	14,949	—	51,088	22.6%	0.39
Discrete asset write-downs[2][3][4][5]	715	(3,955)	4,670	2,000	1,611	—	5,059	24.2%	0.04
Acquisition related[6]	—	(7,247)	7,247	—	1,704	—	5,543	23.5%	0.04
Below-the-line foreign exchange impacts[7]	—	—	—	41,092	2,395	—	38,697	5.8%	0.29
Correction of prior period errors[8]	—	—	—	—	—	(3,559)	3,559	0.0%	0.03
Discrete tax benefit[9]	—	—	—	—	13,000	—	(13,000)	0.0%	(0.10)
Adjusted	**$ 1,298,555**	**904,942**	**411,507**	**(6,778)**	**52,221**	**14,886**	**277,689**	**15.1%**	**$ 2.10**
Adjusted as a percent of sales	30.1%	20.9%	9.5%	-0.2%	1.2%	0.3%	6.4%		
Adjusted Net Earnings (Loss)	**$ 277,689**[a]								
Operating cash flow	325,772								
Less: Capital expenditures	(67,359)								
Free cash flow	**$ 258,413**[b]								
As adjusted free cash flow conversion rate (b)/(a)	**93%**								

Notes:

Note: Amounts may not calculate due to rounding.

(1) Charges represent realignment costs incurred as a result of realignment programs of which $9,701 is non-cash.

(2) Charge represents a further expense of $1,834 associated with a sales contract that was initially reserved for in 2017.

(3) Includes reversals of expenses that were adjusted for Non-GAAP measures in previous periods of $81.

(4) Charge represents a $2,917 non-cash write-down of a licensing agreement.

(5) Charge represents a non-cash asset write-down of $2,000 associated with the impairment of an equity investment.

(6) Charges represent costs associated with a terminated acquisition.

(7) Below-the-line foreign exchange impacts represent the remeasurement of foreign exchange derivative contracts as well as the remeasurement of assets and liabilities that are denominated in a currency other than a site's respective functional currency.

(8) Represents the amount to correct the cumulative impact of prior period errors.

(9) Represents a discrete tax benefit due to release of tax valuation allowance on the net deferred tax assets in a foreign jurisdiction. The associated tax expense was adjusted out in 2015.

This Proxy Statement includes references to adjusted operating income, which is a "non-GAAP financial measure" as defined in the Securities Exchange Act of 1934, as amended. Adjusted operating income is calculated as operating income, plus certain realignment charges, discrete asset write-downs, and acquisition-related expenses. Management believes this measure presents to our investors an additional useful comparison between current results and results in prior operating periods and provides investors with a clearer view of the underlying trends of the business and that accordingly it should be utilized as a performance measure under the Company's executive compensation plans. This non-GAAP financial measure, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in addition to, and not as a substitute for, the Company's reported results prepared in accordance with GAAP.

ANNEX II:
2024-2026 PEER PERFORMANCE GROUP

1	3M Company	28	Generac Holdings Inc.	55	Quanta Services, Inc.
2	A. O. Smith Corporation	29	General Dynamics Corporation	56	Republic Services, Inc.
3	Allegion plc	30	General Electric Company	57	Robert Half Inc.
4	American Airlines Group Inc.	31	Honeywell International Inc.	58	Rockwell Automation, Inc.
5	AMETEK, Inc.	32	Howmet Aerospace Inc.	59	Rollins, Inc.
6	Automatic Data Processing, Inc.	33	Hubbell Incorporated	60	RTX Corporation
7	Axon Enterprise, Inc.	34	Huntington Ingalls Industries, Inc.	61	Snap-on Incorporated
8	Broadridge Financial Solutions, Inc.	35	IDEX Corporation	62	Southwest Airlines Co.
9	Builders FirstSource, Inc.	36	Illinois Tool Works Inc.	63	Stanley Black & Decker, Inc.
10	C.H. Robinson Worldwide, Inc.	37	Ingersoll Rand Inc.	64	Textron Inc.
11	Carrier Global Corporation	38	J.B. Hunt Transport Services, Inc.	65	The Boeing Company
12	Caterpillar Inc.	39	Jacobs Solutions Inc.	66	Trane Technologies plc
13	Ceridian HCM Holding Inc.	40	Johnson Controls International plc	67	TransDigm Group Incorporated
14	Cintas Corporation	41	L3Harris Technologies, Inc.	68	Uber Technologies, Inc.
15	Copart, Inc.	42	Leidos Holdings, Inc.	69	Union Pacific Corporation
16	CSX Corporation	43	Lockheed Martin Corporation	70	United Airlines Holdings, Inc.
17	Cummins Inc.	44	Masco Corporation	71	United Parcel Service, Inc.
18	Deere & Company	45	Nordson Corporation	72	United Rentals, Inc.
19	Delta Air Lines, Inc.	46	Norfolk Southern Corporation	73	Veralto Corporation
20	Dover Corporation	47	Northrop Grumman Corporation	74	Verisk Analytics, Inc.
21	Eaton Corporation plc	48	Old Dominion Freight Line, Inc.	75	W.W. Grainger, Inc.
22	Emerson Electric Co.	49	Otis Worldwide Corporation	76	Waste Management, Inc.
23	Equifax Inc.	50	PACCAR Inc	77	Westinghouse Air Brake Technologies Corporation
24	Expeditors International of Washington, Inc.	51	Parker-Hannifin Corporation		
25	Fastenal Company	52	Paychex, Inc.	78	Xylem Inc.
26	FedEx Corporation	53	Paycom Software, Inc.		
27	Fortive Corporation	54	Pentair plc		

ANNEX III:
2022-2024 PEER PERFORMANCE GROUP

(as comprised on 12/31/24 due to M&A activity that occurred over the 3-year performance period)

Dover Corporation

Ebara Corporation

Enovis Corporation

IDEX Corporation

IMI PLC

ITT Inc.

KSB Group

Rotork PLC

Xylem Inc.

Ingersoll Rand Inc.

Sulzer



North America

Latin America

Europe

Middle East

Africa

Asia Pacific

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